    As filed with the Securities and Exchange Commission on March 9, 1998.
                                                  Registration No. 333-45913

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------
                                PRE-EFFECTIVE
                               AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                            METAL MANAGEMENT, INC.
            (Exact name of registrant as specified in its charter)

           Delaware                                      94-2835068
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                       Identification No.)

                      500 North Dearborn Street, Suite 405
                             Chicago, Illinois 60610
                                 (312) 645-0700
     (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------


                                GERARD M. JACOBS
                             Chief Executive Officer
                             METAL MANAGEMENT, INC.
                      500 North Dearborn Street, Suite 405
                             Chicago, Illinois 60610
                                 (312) 645-0700
          (Name and address, including zip code, and telephone number, including area code, of agents for service)



                      ------------------------------------


                  Approximate date of commencement of proposed
              sale to the public: As soon as practicable after this
                  Registration Statement has become effective.

                      ------------------------------------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.          |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
    |_|

         If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.          |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
     TITLE OF EACH CLASS OF        AMOUNT TO BE       PROPOSED MAXIMUM OFFERING         PROPOSED MAXIMUM            AMOUNT OF
   SECURITIES TO BE REGISTERED      REGISTERED           PRICE PER SHARE (1)      AGGREGATE OFFERING PRICE(1)  REGISTRATION FEE (2)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE
 $0.01 PER SHARE                  4,148,343                    (1)                        $52,505,164              $15,489

===================================================================================================================================


(1) PURSUANT TO RULE 457(C), SOLELY FOR THE PURPOSE OF CALCULATING THE AMOUNT OF THE REGISTRATION FEE. THE AVERAGE OF THE HIGH AND LOW PRICES REPORTED ON THE NASDAQ STOCK MARKET WAS $12.69 ON
         FEBRUARY 5, 1998, AND WAS $12.44 ON MARCH 5, 1998.


(2) A REGISTRATION FEE OF $13,473 WAS PAID IN CONNECTION WITH THE REGISTRATION OF 3,599,109 SHARES OF COMMON STOCK ON FEBRUARY 9, 1998. AN ADDITIONAL 549,234 SHARES ARE BEING REGISTERED UNDER THIS PRE-EFFECTIVE AMENDMENT RESULTING IN AN ADDITIONAL FEE OF $2,016
         FOR A TOTAL REGISTRATION FEE OF $15,489.


(3) THIS REGISTRATION STATEMENT PURPORTS TO REGISTER AN INDETERMINABLE NUMBER OF SECURITIES TO BE OFFERED PURSUANT TO TERMS WHICH PROVIDE FOR A CHANGE IN THE AMOUNT OF SECURITIES BEING OFFERED OR ISSUED TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR TRANSACTIONS.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



PROSPECTUS           SUBJECT TO COMPLETION MARCH 9, 1998

                               4,148,343 SHARES

                             METAL MANAGEMENT, INC.

                                  COMMON STOCK


        This Prospectus relates to the resale of up to an aggregate of 4,148,343 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Metal Management, Inc., a Delaware corporation (the "Company"), which may be offered (the "Offering") for sale by persons (individually a "Selling Stockholder," collectively the "Selling Stockholders") described in this Prospectus. The Shares offered for resale hereby were issued, or are issuable by the Company in respect of the following: (i) 2,193,343 Shares were issued by the Company in connection with business combination and financing transactions; and (ii) 1,955,000 Shares are issuable upon exercise of warrants granted by the Company in business combination and financing transactions or to employees, advisors or other agents of the Company.

        The Shares may be offered for sale from time to time by or for the account of the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions, or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. These broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders or purchasers of the Shares for whom the broker-dealer may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and any commissions received by them and the proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act.


        If all of the warrants referred to in (ii) above are exercised, the Company will receive proceeds of $22,158,750. The Company will receive no portion of the proceeds from the sale of the Shares offered hereby and will bear certain expenses incident to their registration. See "Selling Stockholders" and "Plan of Distribution."


        The Common Stock is currently traded on The Nasdaq Stock Market -- National Market ("Nasdaq") under the symbol "MTLM." On March 5, 1998, the last reported price for the Common Stock as reported by Nasdaq was $12.31 per share. As of March 5, 1998, the Company had a total of 31,243,124 shares of Common Stock outstanding.

           PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS
             SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON
                           PAGE 6 OF THIS PROSPECTUS.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COM-
                MISSION OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                March __, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York, 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is currently traded on Nasdaq. Information filed by the Company with Nasdaq may be inspected through EDGAR, the Commission's on-line filing service.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied through EDGAR, the Commission's on-line filing service.



                                   THE COMPANY

GENERAL

         The Company and its wholly-owned subsidiaries are engaged in the business of dismantling, processing, marketing, brokering and recycling both ferrous and non-ferrous metals with the goal of becoming one of the largest recyclers of scrap metal in North America. The Company operates, or participates in joint ventures operating, thirty-eight recycling centers in eleven states and resells processed scrap metal and other materials to domestic and foreign customers. The Company intends to continue its expansion principally through acquisitions. The Company believes that the scrap metal recycling industry is highly fragmented, and that no single company is a significant processor of scrap metal on a national scale, although certain companies are significant processors on a local or regional scale.

         The Company entered the scrap metal recycling industry on April 11, 1996, through its merger with EMCO Recycling Corp. ("EMCO"), headquartered in Phoenix, Arizona. As part of the strategic redirection, in April 1996 management announced plans to exit its Spectra*Star printer and consumables business. On July 16, 1996, the inventory and related production equipment of this business was sold for approximately $1.3 million in cash and an agreement by the purchaser to pay the Company a percentage of revenues royalties on future sales of Spectra*Star printers and related consumables. The Company discontinued and sold its VideoShow and related products lines business ("VideoShow") in December 1996 for consideration substantially in the form of royalties on future sales of VideoShow equipment in an amount which the Company does not expect will be material.

         The Company was founded in 1981 and re-incorporated in Delaware in June 1986. Prior to April 11, 1996, the Company was called General Parametrics Corporation. On April 9, 1996, the Company's stockholders approved an amendment to its Certificate of Incorporation to change the name to Metal Management, Inc. Effective April 15, 1996, the Company changed its Nasdaq Stock symbol to "MTLM". On April 25, 1996, the Board of Directors of the Company approved a change in the Company's fiscal year-end from October 31 to March 31, effective April 1, 1996.

RECENT DEVELOPMENTS
         The Company has recently completed a number of acquisitions which are summarized below (the "Completed Acquisitions").

         -        SALT RIVER RECYCLING, L.L.C.  The Company, through
                  Cozzi, acquired the 50% membership interest in Salt River Recycling, L.L.C. ("Salt River") that it did not previously own on January 30, 1998 from Newell Phoenix, L.L.C. ("Newell"). Salt River operates one scrap metal recycling facility in Phoenix, AZ. As a result of the transaction, Cozzi owns all of the membership interests of Salt River.

         - AEROSPACE METALS. The Company acquired substantially all of the assets, and business of Aerospace Metals, Inc., Aerospace Parts Security, Inc., and the Suisman Titanium Corporation (collectively "Aerospace") on January 20, 1998. The Company also entered into a long term lease for the real property utilized in Aerospace's business as a part of the acquisition.


         -        HOUSTON COMPRESSED STEEL CORP. Houston Compressed Steel Corp.
                  ("HCS") was founded in 1941 and has been operated for several years by the Segal family. HCS operates two processing facilities in Houston, Texas. The Company completed the acquisition of HCS on January 8, 1998.


         - COZZI. Cozzi Iron & Metal, Inc. ("Cozzi") was founded in 1945 by the Cozzi family. Cozzi is headquartered in Chicago, Illinois and has a network of processing facilities located in Chicago, Illinois; East Chicago, Indiana; and the Pittsburgh, Pennsylvania area as well as a joint venture interest (50%) operating in Memphis, Tennessee. The Company completed the acquisition of Cozzi on December 1, 1997. Cozzi acquired all of the stock of Kankakee Scrap Corp., Kankakee, Illinois ("Kankakee"), on December 18, 1997, and purchased certain assets of Accurate Iron & Metal Co., located in Franklin Park, Illinois, on February 26, 1998.


         -        PROLER. Proler Southwest Inc. and Proler Steelworks L.L.C.
                  (collectively, "Proler"), were founded in 1992 and 1994, respectively, principally by William and Ronald Proler. Proler operates a facility in Houston, Texas and a site in Jackson, Mississippi. The Company completed the acquisition of Proler on August 28, 1997.

         - THE ISAAC GROUP. The Isaac group of companies (collectively, "Isaac"), founded in 1899 by the Isaac family, operates four processing facilities located in Defiance, Bryan, Cleveland and Dayton, Ohio. The Company completed the acquisition of Isaac on June 23, 1997.

         -        RESERVE IRON & METAL, L.P. Reserve Iron & Metal, L.P.
                  ("Reserve"), founded in 1978 and acquired in 1990 by the Joseph family, operates two processing facilities located in Cleveland, Ohio and Chicago, Illinois and has a 50% interest in a joint venture which operates a processing facility located in Attalla, Alabama. The Company completed the acquisition of Reserve on May 1, 1997.

         -        HOUTEX METALS COMPANY, INC. HouTex Metals Company, Inc.
                  ("HouTex"), founded in 1979 by the Melnik family, operates one processing facility on the Houston Ship Channel. The Company completed the acquisition of HouTex on January 7, 1997.

         - THE MACLEOD GROUP. The "MacLeod Group" of companies ("MacLeod"), founded in 1969 by Ian MacLeod, operates four processing facilities in Southern California. The Company completed the acquisition of MacLeod on January 1, 1997.

         - EMCO RECYCLING CORP. EMCO Recycling Corp. ("EMCO"), formed in 1993 by the combination of three companies, Empire Metals, Inc., Valley Steel and Copperstate Metals, Inc., operates processing facilities at ten sites in Phoenix, Arizona and two other sites in the State of Arizona. The Company completed the acquisition of EMCO on April 11, 1996.

         From time to time the Company engages in discussions with third parties regarding potential acquisitions of companies or businesses in the same or substantially similar lines of business as the Company. If the parties are able to agree generally on the nature, terms and conditions of a transaction, including the purchase price and form of consideration, a letter of intent is prepared to reflect this understanding. In many cases, these letters of intent are structured as "binding intents" to purchase the business, although each letter is still subject to a number of terms and conditions including but not limited to negotiation and execution of definitive purchase agreements. In addition, each potential acquisition may be subject to additional contingencies specific to that acquisition. There can be no assurance that any such potential acquisition will result in execution of a definitive agreement or that these acquisition(s) will be completed on terms and conditions acceptable to the Company, if at all. The Company has entered into definitive purchase agreements or letters of intent to purchase the companies or businesses described below (the "Potential Acquisitions"):

         - SUPERIOR FORGE, INC. The Company entered into a definitive purchase agreement on February 16, 1998 to acquire Superior Forge, Inc. ("Superior"). Superior, founded and principally owned by Ian and Betty Albert, uses and generates aluminum and aluminum scrap in its forging operations, located in Huntington Beach, California.


         - GOLDIN INDUSTRIES, INC. The Company entered into a binding letter of intent on August 5, 1997 to acquire certain scrap metal operations and assets of Goldin Industries, Inc., Goldin Industries Louisiana, Inc. and Goldin of Alabama, Inc. ("Goldin"). Goldin, founded and owned by the Goldin family, operates five processing facilities, including two in Gulfport, Mississippi, one in Harvey, Louisiana and two in Mobile, Alabama.

         - PERLCO, L.L.C. The Company entered into a binding letter of intent on August 6, 1997 to acquire: (i) FPX, Inc. ("FPX"), which has a 50% ownership interest in PerlCo, L.L.C. ("PerlCo"), a Tennessee limited liability company with one facility in Memphis, Tennessee; and (ii) Southern Tin Compress Corporation ("Southern Tin"), which owns the real estate and certain equipment associated with the PerlCo operations. The Company currently owns a 50% interest in PerlCo.

         - 138 SCRAP INC. The Company entered into a letter of intent on December 12, 1997 to purchase substantially all of the assets of 138 Scrap Inc. and of Katrick Inc., Illinois corporations headquartered in Riverdale, Illinois.

         - M. KIMERLING & SONS, INC. The Company entered into a binding letter of intent on February 11, 1998 to purchase substantially all of the assets of M. Kimerling & Sons, Inc. ("MKS"), an Alabama corporation. MKS operates a processing facility in Birmingham, Alabama.

         - CHARLES BLUESTONE COMPANY. The Company entered into a binding letter of intent on February 27, 1998 to merge with R&P Holdings Corporation, the parent of Charles Bluestone Company ("CBC") and R&P Real Estate, Inc. CBC operates a processing facility in Pittsburgh, Pennsylvania.

         The Company has recently completed a $25,000,000 private equity placement to an affiliate of investor Sam Zell. In the transaction, Samstock, L.L.C., ("Samstock") an affiliate of Sam Zell's Equity Group Investments, Inc., received 1,470,588 shares of the Company's common stock, and warrants to purchase an additional 400,000 shares of common stock at $20 per share and 200,000 shares at $23 per share. The warrants are subject to mandatory exercise under certain circumstances. In addition to the equity investment, Rod Dammeyer of Equity Group Investments, Inc. has joined the Company's Board of Directors.

         The Common Stock is traded on the Nasdaq Stock Market under the trading symbol "MTLM." The Company's principal executive offices are located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610, and its telephone number is (312) 645-0700.

                                  RISK FACTORS

         An investment in the Shares being offered hereby involves a significant degree of risk. In addition to the other information set forth in this Prospectus, prospective purchasers of the Shares should consider carefully the following factors which may adversely affect the business, financial condition, results of operations and future prospects of the Company, and the prevailing market price and performance of the Company's Common Stock. Certain statements and information contained or incorporated by reference herein constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

         Potential Inability to Control or Manage Growth or to Successfully Integrate Acquired Businesses. The Company intends to actively pursue acquisitions and mergers in the scrap metal recycling industry. There can be no assurance that the Company will be successful in acquiring other entities or that it will be able to effectively manage these acquired entities. The Company's ability to achieve its expansion objectives and to manage its growth effectively depends on a variety of factors, including the ability to identify appropriate acquisition targets and to negotiate acceptable terms for their acquisition, the integration of new businesses into the Company's operations, the achievement of cost savings and the availability of capital. The inability to control or manage growth effectively or to successfully integrate future new businesses into the Company's operations would have a material adverse effect on the Company's results of operations and financial condition. Depending on the nature and size of these transactions, if any, the Company may experience working capital and liquidity shortages. There can be no assurance that additional financing will be available on terms and conditions acceptable to the Company, if at all.


         Recent Change in Strategic Direction and Limited Operating History. The Company has undergone a significant change in strategic direction and emphasis in the last two years. Given this substantial change, past financial performance should not be considered a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Prior to the merger with EMCO in April 1996, the Company had no history of operations in the scrap metal recycling industry. Due to the limited experience of management in effecting a consolidation strategy, there can be no assurance that the Company will be able to successfully effect its strategy even if the Company is able to acquire other entities on acceptable terms and conditions. In addition, until being acquired by the Company, none of the Completed Acquisitions, the Potential Acquisitions nor, in some cases, potential future acquisitions have or will have previously operated as subsidiaries of a public holding company subject to formal accounting and reporting requirements. The Company will be required to continue devoting additional management time and capital to enhance information systems and to improve and monitor internal controls, as well as to recruit managers with appropriate skills to insure the timeliness and accuracy of financial reports. Further, the Company's management has limited experience in executing consolidation strategies on the scale being pursued by the Company. The success of the consolidation strategy depends in part on the ability of the Company's management to oversee diverse operations and to successfully integrate processing, marketing and other resources.

         Potential Inability to Complete Potential Acquisitions. From time to time the Company engages in discussions with third parties regarding potential acquisitions of companies or businesses in the same or substantially similar lines of business as the Company. If the parties are able to agree generally on the nature, terms and conditions of a transaction, a letter of intent is prepared to reflect this understanding. In many cases, these letters of intent are structured as "binding intents" to purchase the business, although each letter is still subject to a number of terms and conditions including but not limited to negotiation and execution of definitive purchase agreements. In addition, each potential acquisition may be subject to additional contingencies specific to that acquisition. There can be no assurance that any such potential acquisition will result in execution of a definitive agreement or that such acquisition will be completed on terms and conditions acceptable to the Company, if at all.


         Lack of Capital and Leverage. Implementing the Company's aggressive acquisition strategy requires substantial amounts of capital. For example, to complete the Potential Acquisitions, the Company needs to fund the cash portions of the purchase considerations, approximately $58.8 million, subject to adjustments. There can be no assurance that sufficient funds for these acquisitions will become available on acceptable terms, if at all. Failure to raise sufficient capital when required or needed could adversely affect the Company's results of operations and financial condition.


         The Company intends to continue its strategy of financing its acquisitions in part by incurring indebtedness to sellers of acquired entities. This may require the Company to agree to certain restrictions on its operations which may adversely effect the Company's ability to integrate the acquired entities into the Company's structure. For example, in connection with the Proler, Isaac and Reserve acquisitions, the Company incurred short-term indebtedness to the sellers of these entities. These short-term notes restricted the Company's ability to unilaterally direct or control the operations of Proler, Isaac and Reserve until the notes were repaid. Failure to repay similar notes that the Company may issue in the future would have a material adverse effect on the Company's results of operations and financial condition and could cause the Company to cede control in or ownership of the acquired entity. As of December 31, 1997, the Company had approximately $214.1 million of total liabilities, including approximately $63.2 million of indebtedness owed in connection with the acquisitions of MacLeod, Reserve, Isaac, Proler and Cozzi. The degree to which the Company is leveraged could have adverse consequences to the Company including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion, if not all, of the Company's cash flow will be required to pay principal and interest; and (iii) the Company will be more vulnerable to an economic downturn in the scrap metal recycling industry which has historically been sensitive to changes in general economic conditions.


         Comprehensive Regulatory Requirements. The Company is subject to significant government regulation including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive local, state, federal, foreign and supranational statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant compliance burdens, costs and risks on the Company. Violation of such laws and regulations may give rise to significant liability to the Company, including fines, damages, fees and expenses.

         Releases of certain industrial by-products and waste materials are subject to particular laws and regulations. Although the specific provisions of laws and regulations related to such releases vary among jurisdictions, such laws and regulations typically require that the relevant authorities be notified promptly, that the release be cleaned up promptly, and that remedial action be taken by the responsible party and/or owner of the site to restore the environment to levels protective of human health and the environment. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the spill, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a tax or other liens to secure the parties' reimbursement obligations. Environmental laws and regulations impose strict operational requirements on the performance of certain aspects of hazardous or toxic substances remedial work. These requirements specify complex methods for identification, monitoring, storage, treatment and disposal of waste materials managed during a project. Failure to meet these requirements could result in substantial fines and other penalties.

         Environmental legislation and regulations have changed rapidly in recent years, and it is likely that the Company will be subject to even more stringent environmental standards in the future. For example, the ultimate effect on the Company of the regulations to be implemented under the Clean Air Act Amendments of 1990 (the "Clean Air Act"), and the actual amount of any capital expenditures required thereby, will depend on how the Clean Air Act is interpreted and implemented pursuant to regulations that are currently being developed and on additional factors such as the evolution of environmental control technologies and the economic viability of these technologies. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, one may expect that environmental control standards will become increasingly stringent and that the expenditures necessary to comply with them could increase substantially.

         Local, state, federal, foreign and supranational governments and agencies have also from time to time proposed or adopted other types of laws, regulations or initiatives with respect to the scrap metal recycling industry, including laws, regulations and initiatives intended to ban or restrict the intrastate, interstate or international shipment of wastes, to impose higher taxes or fees on certain shipments of waste, or to classify or reclassify certain categories of non-hazardous wastes as hazardous. Certain local, state, federal, foreign and international governments and agencies have promulgated "flow control" or other regulations, which attempt to require that all waste (or certain types of waste) generated within the jurisdiction in question must go to certain disposal sites. From time to time legislation is considered that would enable or facilitate such laws, regulations or initiatives. Due to the complexity of regulation of the industry and to public and political pressure, implementation of existing or future laws, regulations or initiatives by different levels of governments may be inconsistent and are difficult to foresee.

         The Company requires, and must comply with, various permits and licenses to conduct its operations. Government agencies continually monitor compliance with these permits or licenses and the Company's facilities are subject to periodic unannounced inspection by local, state and federal authorities. Violations of any permit or license, if not remedied, could result in the Company incurring substantial fines, suspension of operations or closure of a site.

         Governmental authorities have a wide variety of powerful administrative enforcement actions and remedial orders available to cause compliance with environmental laws or to remedy or punish violations of such laws. Such orders may be directed to various parties, including present or former owners or operators of the concerned sites, or parties that have or had control over the sites. In certain instances, fines and treble damages may be imposed. In the event that administrative actions fail to cure a perceived problem or where the relevant regulatory agency so desires, an injunction or temporary restraining order or damages may be sought in a court proceeding. Some laws give private parties the right, in addition to existing common laws claims, to file claims for injunctive relief or damages against the owners or operators of the site.

         The Company believes that with heightened legal, political and citizen awareness and concerns, all companies in the scrap metal recycling industry may be faced, in the normal course of operating their businesses, with fines and penalties and the need to expend substantial funds for capital projects, remedial work and operating activities, such as environmental contamination monitoring, soil removal, groundwater treatment, creation of engineered barriers, establishing institutional controls and related activities. Regulatory or technological developments relating to the environment may require companies engaged in the scrap metal recycling industry to modify, supplement or replace equipment and facilities at costs which may be substantial. Because the scrap metal recycling industry has the potential for discharge of materials into the environment, a material portion of the capital expenditures by the Company is expected to relate, directly or indirectly, to such equipment and facilities. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws and regulations, and enforcement policies will require even more significant capital investments in this regard.

         Due to the nature of the scrap metal recycling business, it is possible that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against the Company and any other scrap metal recycling entities that the Company may acquire. The location of the Company's facilities in large urban areas may increase the risk of scrutiny and claims. The Company is unable to predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the total size of all capital expenditures or the amount of any increases in operating costs or other expenses that may be incurred by the Company to comply with the environmental requirements applicable to the Company and its operations, or whether these costs can be passed on to customers through product price increases. Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with scrap recyclers in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of the Company, the Company may be fined and held liable for such damage. In addition, the Company may be required to remedy such conditions and/or change procedures. Thus, there can be no assurance that potential liabilities, expenditures, fines and penalties associated with environmental laws and regulations will not be imposed on the Company in the future or that such liabilities, expenditures, fines or penalties will not have a material adverse effect on the Company's results of operations and financial condition.

         In addition, public interest groups, local citizens, local municipalities and other persons or organizations may have a right to seek judicial relief for purported violations of law. In some jurisdictions, recourse to the courts by individuals under common law principles such as trespass or nuisance have been or may be enhanced by legislation providing members of the public with statutory rights of action to protect the environment. In such cases, even if a scrap metal recycling facility is operated in full compliance with applicable laws and regulations, local citizens and other persons and organizations may seek compensation for damages allegedly caused by the operation of the facility. In some cases, the operation of scrap metal recycling facilities is subjected to heightened public scrutiny because of residential or other non-industrial property uses that have developed around such facilities. So-called "Not In My Backyard" ("NIMBY") grass roots community opposition to such facilities can materially interfere with such facilities' on-going operations and growth.

         Significant Potential Environmental Liability. The Company is subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with its operations. Furthermore, the Company may be required to pay for all or a portion of the costs to clean up or remediate sites the Company never owned or on which it never operated if it is found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. The Company also is subject to potential liability for environmental damage that their assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect the operating results and financial condition of the Company, and could materially adversely affect the marketability and price of the Company's stock.

         Incompleteness of Site Investigations. As part of its pre-transaction "due diligence" investigations, the Company typically hires an environmental consulting firm to conduct transaction screen reviews, or Phase I and/or Phase II site assessments of the sites owned or leased by particular acquisition or merger candidates (the "Pre-Transaction Site Assessments"). However, such Pre-Transaction Site Assessments have not covered (and will not in the future cover) all of the sites owned or leased by the companies which are acquired by or merge with the Company. Moreover, such Pre-Transaction Site Assessments which have occurred have not been designed or expected (and will not in the future be designed or expected) to disclose all material contamination or liability that may be present. For example, the Company does not include soil sampling or core borings as a standard part of the Phase I portion of its Pre-Transaction Site Assessments, even though such sampling or core borings might increase the chances of finding contamination on a particular site. Failure to conduct soil sampling or core borings on a particular site could result in the Company failing to identify a seriously contaminated site prior to an acquisition or merger, and could materially adversely affect the Company.

         Likelihood of Contamination at Some Sites. Pre-Transaction Site Assessments of the Company's current sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination is likely at certain of these sites, and have recommended that certain additional investigations and remediation be conducted. Based upon its review of these reports, the Company believes that it is likely that contamination exists at certain of its sites and that it is likely that additional investigation, monitoring and remediation will be required at some of the sites. Also based upon its review of these reports, the Company believes that such contamination is likely to include, but not be limited to: polychlorinated biphenyls (PCBs); total petroleum hydrocarbons; volatile organic compounds (VOCs); antimony; arsenic; cadmium; copper; lead; mercury; silver; zinc; waste oil; toluene; meta-and para-xylenes; baghouse dust; and/or aluminum dross. The ultimate extent of such contamination cannot be stated with any certainty at this point, and there can be no assurance that the cost of remediation will be immaterial. The existence of such contamination could result in federal, state, local or private enforcement or cost recovery actions against the Company, possibly resulting in disruption of Company operations, the need for proactive remedial measures, and substantial fines, penalties, damages, costs and expenses being imposed against the Company.

         The Company expects to require future cash outlays as it incurs costs relating to the remediation of environmental liabilities. The incurrence of these costs may have a material adverse effect on the Company's results of operation and financial condition.

         In connection with the acquisition of the assets of Aerospace, the Company has identified certain on-site contamination which will require remediation in accordance with a remediation plan prepared by an independent engineering firm. The costs of such remediation will be paid by the seller of the assets of Aerospace from an escrow fund established for such purpose out of the purchase consideration paid by the Company for such assets.

         Uncertain Costs of Environmental Compliance and Remediation. Many factors affect the level of expenditures the Company will be required to make in the future to comply with environmental requirements, including: (i) new local, state and federal laws and regulations; (ii) the developing nature of administrative standards promulgated under Superfund and other environmental laws, and changing interpretations of such laws; (iii) uncertainty regarding adequate control levels, testing and sampling procedures, new pollution control technology and cost benefit analysis based on market conditions; (iv) the incompleteness of information regarding the condition of certain sites; (v) the lack of standards and information for use in the apportionment of remedial responsibilities; (vi) the numerous choices and costs associated with diverse technologies that may be used in remedial actions at such sites; (vii) the possible ability to recover indemnification or contribution from third parties; and (viii) the time periods over which eventual remediation may occur. The estimated costs, and the timing of such costs, for future environmental compliance (capital expenditures or increases in operating costs or other expenditures) and remediation cannot be accurately predicted and are necessarily imprecise; however, such costs could be material to future quarterly or annual results of operations of the Company. In addition, it is not possible to predict whether or not such costs can be passed on to customers through price increases.

         Lack of Environmental Impairment Insurance. In general, the Company's subsidiaries do not carry environmental impairment liability insurance. In general, the Company's subsidiaries operate under general liability insurance policies which do not cover environmental damage. If one or more of the Company's subsidiaries were to incur significant liability for environmental damage not covered by environmental impairment insurance, or for other claims in excess of its general liability insurance and umbrella coverage, the Company's results of operations and financial condition could be materially adversely affected.

         Risks Associated With Certain By-Products. Although the majority of the Company's metal products are currently exempt from applicable solid waste regulations, the Company's scrap metal recycling operations produce significant amounts of by-products. Heightened environmental risk is associated with certain of these by-products. For example, certain of the Company's subsidiaries operate shredders for which the primary feed materials are automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of material (shredder fluff) which remains after the segregation of ferrous and saleable non-ferrous metals. Federal environmental regulations require shredder fluff to pass a toxic leaching test to avoid classification as a hazardous waste. The Company endeavors to have hazardous contaminants removed from the feed material prior to shredding and as a result the Company believes the shredder fluff generated is properly not considered a hazardous waste. Should the laws, regulations or testing methods change with regard to shredder fluff disposal, the Company may incur additional significant expenditures.

         Potential Superfund Liabilities. (a) The Company's Reserve, Cozzi and Kankakee subsidiaries have received notices from the United States Environmental Protection Agency (the "EPA") that Reserve, Cozzi and Kankakee and numerous other parties are considered potentially responsible parties (a "PRP") and may be obligated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund" or "CERCLA") to pay a portion of the cost of remedial investigation, feasibility studies and ultimately remediation to correct alleged releases of hazardous substances at the Standard Scrap Metal/Chicago International Exporting Removal Action Site. Superfund may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of certain wastes, the waste transporters that selected the disposal sites, and the owners and operators of such sites. Responsible parties (or any one of them) may be required to bear all of such costs regardless of fault, legality of the original disposal, or ownership of the disposal site. Based upon their analysis of the situation, the managements of Reserve, Cozzi and Kankakee currently do not expect their aggregate potential liability to be in excess of $175,000. There can be no assurance, however, that their aggregate potential liability may not be greater than $175,000.

         (b) Cozzi has received a notice from the EPA that Cozzi is a PRP under Superfund in regard to the site referred to as H&H Recycling in Gary, Indiana. Cozzi is not currently in a position to determine its potential liability in regard to this site. There can be no assurance that such potential liability will not be material.

         (c) Cozzi was served in a private cost recovery action alleging that Cozzi is a PRP under Superfund in regard to the site referred to as Gould Battery Site in Pennsylvania. Based upon its analysis of the situation, including transaction documentation and indemnifications, Cozzi currently expects that its ultimate liability in regard to this matter will be de minimus, but there can be no assurance this will be the case.

         (d) Cozzi has received a notice from the Port Refinery Joint Defense Group that an entity known as Riverside Trading has been joined as a defendant in a cost recovery action brought on behalf of the EPA under Superfund. Cozzi is the parent of a subsidiary that operates a facility known as Riverside Iron & Steel. Based upon its analysis of situation, including transaction documentation, Cozzi currently expects that its ultimate liability in regard to this matter will be de minimus, but there can be no assurance this will be the case.

         Underground Storage Tanks. Underground storage tanks (UST's) exist at several of the Company's sites. UST's are subject to various federal, state and local laws on their operation. In the event a release of regulated product has occurred, the Company may incur significant costs to investigate and remediate the release.

         Employee Health and Safety Issues. The Company's operations are also subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Act (the "OSHA"). A total of four accidental deaths of, and two serious accidental injuries to, employees have occurred at the Company's Cozzi, HouTex and Reserve subsidiaries during the past four years. Cozzi and Reserve have been fined by OSHA in regard to such incidents. HouTex has also been cited and fined by OSHA for alleged failure to establish energy control procedures and employee training in regard to mobile shearing equipment. No assurance can be given that potential liabilities of the Company in regard to such death and injuries, or in regard to any future deaths of or injuries to the Company's employees will not be material.

         Recommendations of Environmental Consultants. Environmental consultants to the Company have recommended that a variety of remedial actions be undertaken, including: the sampling of soil, surface and ground water at its various facilities; the remediation of any existing contamination under applicable regulations; the development of Spill Prevention Control and Countermeasure Plans ("SPCC"); the completion of certain actions in regard to Storm Water Pollution Prevention Plans; the timely completion and/or filing of certain annual reports and summaries required by governmental agencies; the completion of Oil Discharge and Response Plans; and the remediation of certain materials suspected of containing asbestos. If the Company fails to follow these recommendations for an indefinite period of time, one or more of the sites might, potentially, be subject to a governmental enforcement action, the imposition of fines, penalties and damages, and/or require remediation at some future time at a cost which may have an adverse effect on the Company's results of operations and financial condition.

         Compliance History. The Company has, in the past, been found not to be in compliance with certain environmental laws and regulations, and has incurred fines associated with such violations which have not been material in amount and may in the future incur additional fines associated with such violations. The Company has also paid a portion of the costs of certain remediation actions at certain sites. No assurance can be given that material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities will not be imposed on the Company in the future.

         Lack of Management Depth and Experience. Due to the limited experience of the Company's senior management in the scrap metal recycling business, the Company relies substantially on the experience of the management team at each subsidiary on day-to-day operating matters. There can be no assurance that these individuals will continue to serve the subsidiaries. The loss of a significant number of managers could have a material adverse effect on the Company's ability to successfully implement its consolidation strategy.

         Ability of Certain Individuals to Impact Ownership and Governance of the Company. Pursuant to a stockholder's agreement (the "Stockholders Agreement"), between Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi (collectively, the "Cozzi Shareholders"), Samstock, L.L.C. ("Samstock"), T. Benjamin Jennings, Gerard M. Jacobs, and the Company, the Company's Board of Directors is comprised of five directors nominated by the Cozzi Shareholders and five directors nominated by Messrs. Jacobs and Jennings, and one director nominated by Samstock. Further, the Cozzi Shareholders, Samstock and Messrs. Jacobs and Jennings own approximately 46% of the Company's issued and outstanding shares of Common Stock. The Cozzi Shareholders, Samstock and Messrs. Jacobs and Jennings have significant influence on the outcome of all matters (including the election of directors and future mergers, acquisitions or sale of assets) and may be deemed to have effective control over the affairs and management of the Company. This influence may not be consistent with the interests of the Stockholders. Further, the changes made in the Company's governance structure to effect the merger with Cozzi and the private equity placement to Samstock are examples of the Company's willingness to rapidly change the management and governance of the Company if necessary or desirable. There can be no assurance that recent changes in management and governance or those that may occur in connection with subsequent acquisitions or mergers will be favorable and in the best interests of the Stockholders.

         The parties to the Stockholders Agreement also have agreed to vote for proposals, if and when presented by the Company, to amend the Company's organizational documents to require the approval of at least two-thirds of the Board of Directors to, among other things: (i) amend the Company's certificate of incorporation or bylaws; (ii) liquidate or merge the Company; (iii) sell substantially all of the Company's assets; (iv) elect or remove officers; (v) adopt an annual budget; (vi) borrow funds, sell assets or make capital expenditures exceeding $5 million; (vii) issue or register the Company's securities; or (viii) declare or pay any dividends or distributions. If the Company's organizational documents are amended to reflect these restrictions, and the Directors cannot agree on the Company's strategic direction, a minority of four dissenting Directors could prevent the Company from taking any of the actions listed above. Should the Board be unable to act because a minority of dissenting Directors prevents the Board from taking a significant action, this could have a material adverse effect on the Company's results of operations and financial condition.

         Cyclicality of Operating Results/Operating Losses. The operating results of the scrap metal recycling processing industry in general, and the Company's operations specifically, are highly cyclical in nature as they tend to reflect and be amplified by general economic conditions. In periods of national recession or periods of minimal economic growth, the operations of scrap metal recycling processing companies have been materially adversely affected. For example, during recessions or periods of minimal economic growth, the automobile and construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum and significant fluctuations in demand and pricing for the Company's products. Future economic downturns in the national economy would materially and adversely affect the Company's results of operations and financial condition. The ability of the Company to withstand significant economic downturns in the future will depend in part on the level of the Company's capital and liquidity.

         The Company's EMCO subsidiary has incurred operating losses and required capital infusions since the April 1996 merger which led to the Company's decision to establish a formal plan to shutdown EMCO's operations. There can be no assurance that the Company will not be required to provide additional funding to its Phoenix operations. Further, there can be no assurance that existing or future subsidiaries will not require similar infusions, or that the Company will be able to provide such fundings if needed. The need to provide this funding or the inability to do so could have a material adverse effect on the Company's results of operations and financial condition.


         Failure to Acquire Joint Venture Interest. The Company is a member of, with a 50% interest in, a limited liability company, with operations in Memphis, Tennessee (PerlCo). The Company has signed a binding letter of intent to acquire the remaining 50% interest in the Perlco joint venture. However, there can be no assurance that the Company will acquire the remaining interest. If the Company is unable to acquire the joint venture interest, then the Company may be unable to realize some of the operational efficiencies anticipated in connection with the merger with Cozzi and may be prohibited by the agreement governing the joint venture from taking actions with respect to the joint ventures' assets or liabilities that may be in the Company's best interest.

         Dependence on Scrap Suppliers. The profitability of the Company's scrap recycling operations depends, in part, on the availability of an adequate source of supply. The Company acquires its scrap inventory from numerous sources. These suppliers typically are not bound by long-term contracts and have no obligation to continue sending scrap materials to the Company. Decisions by a substantial number of scrap suppliers to cease sending scrap materials to the Company would have a material adverse effect on the Company's results of operations and financial condition.


         Concentration of Customers and Credit Risk. The Company's five largest customers represented approximately 30.1% of consolidated revenues for the nine months ended December 31, 1997. Accounts receivable balances from these customers represented approximately 26.7% of consolidated accounts receivable at December 31, 1997. The loss of any one of the Company's significant customers could adversely affect the Company's results of operations and financial condition.



         In connection with the sale of the Company's products, the Company generally does not require collateral as security for customer receivables. Certain of the Company's subsidiaries have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of these receivables. Failure to collect amounts due on these receivables could have a material adverse effect on the Company's results of operations and financial condition.

         Potential Substantial Dilution to Existing Stockholders; Registration Rights. The Company's Amended Certificate of Incorporation authorizes the issuance of: (i) 80,000,000 shares of common stock, of which 31,243,124 are issued and outstanding as of March 5, 1998; (ii) 4,000,000 shares of "blank check" preferred stock, of which 59,000 have been designated as either Series A or Series B Preferred Stock and 41,077 of which are issued and outstanding as of March 5, 1998. The Company's board of directors has the authority to issue additional shares of common or preferred shares, or securities convertible or exercisable into such shares such as options or warrants, as the case may be for a variety of purposes including as consideration for additional acquisitions. These additional shares may be issued, or be subject to exercise, at prices below prevailing market prices of the Common Stock or at prices below the Company's book value. Common Stock sold at such a discount would result in dilution to the then-existing Stockholders of the Company as well as reduce each Stockholders' percentage interest in the Company. Further, the Company may issue additional shares of preferred stock on terms and conditions which may discourage, impede or prevent a merger, tender offer or proxy contest even though such an event may be favorable to the interest of stockholders as a whole. The effectiveness of this Form S-3 Registration Statement, the Company's Form S-3 Registration Statement dated January 14, 1998 and of any subsequent registration statements relating to the Company's common stock, will increase substantially the number of shares available for sale in the public market and may have an adverse impact on the market price of the Common Stock.

         Volatility of Trading Price. The trading price of the Common Stock has been, and in the future is expected to be, volatile and subject to market fluctuation as a result of a number of factors, including, but not limited to, merger and acquisition announcements and developments, current and anticipated results of operations, execution of private or public equity or debt placements, filing and effectiveness of registration statements relating to the Company's common stock, future product offerings by the Company or its competitors and factors unrelated to the operating performance of the Company. The trading price of the Company's Common Stock may also vary as a result of changes in the business, operations, prospects or financial results of the Company, general market and economic conditions, additional future proposed acquisitions by the Company and other factors. Failure in any fiscal quarter to meet the investment community's revenues or earnings expectations, if any, could have an adverse impact on the trading price of the Common Stock, as could sales of large amounts of Common Stock by existing Stockholders. In addition, sales of substantial amounts of the Company's Common Stock in the public market could adversely affect the market price of the Company's Common Stock. In the event the market price of Common Stock were adversely affected by such sales, the Company's access to equity capital markets could be adversely affected and issuances of Common Stock in connection with acquisitions, or otherwise, could dilute future earnings per share. Management believes that the Company's stock price reflects an assumption that the Potential Acquisitions will be completed. If the Potential Acquisitions are not completed, the trading price of the Common Stock could be adversely affected.

         Potential Restrictions on Mergers and Other Actions. Section 203 of the Delaware General Corporation Law (the "Delaware Business Combination Statute") prohibits, under certain circumstances, "business combinations" between a Delaware corporation whose stock is publicly-traded and an "interested stockholder" of such corporation. The provisions prohibiting "business combinations" could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions could also discourage, impede, or prevent a merger, tender offer or proxy contest, even if such an event would be favorable to the interest of stockholders. In addition, the Company's certificate of incorporation authorizes the issuance of 4,000,000 shares of undesignated preferred Stock (the "Preferred Stock"), which the Board of Directors may cause the Company to issue in one or more series. The Board of Directors has designated 36,000 and 23,000 shares, respectively, of the Preferred Stock for issuance as Series A Convertible Preferred Stock ("Series A Preferred Stock") and Series B Convertible Preferred Stock ("Series B Preferred Stock"). The Board of Directors has the authority to fix the number of shares of Preferred Stock and determine or alter for each series, the voting powers, designations, preferences and rights of such shares. If the Company should ever issue Preferred Stock in addition to the Convertible Preferred Stock, such Preferred Stock could contain voting or other rights which could discourage, impede, or prevent a merger, tender offer or proxy contest which could be favorable to the interests of the stockholders.

         So long as shares of Series A or Series B Preferred Stock are outstanding, the Company is required to obtain the prior approval of the holders of at least a majority of all shares of the applicable Series of Preferred Stock outstanding at the time before: (i) increasing the authorized number of shares of such Series of Preferred Stock; (ii) altering or changing the rights, preferences or privileges of such Series of Preferred Stock or any other capital Stock of the Company so as to adversely affect such Series of Preferred Stock; or (iii) creating any new class or series of capital Stock having a preference over such Series of Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. This restriction could prevent the Company from taking actions which could be favorable to the interests of the stockholders.

                                 USE OF PROCEEDS

        This Prospectus relates to Shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares but will receive proceeds of $22,158,750 if all the warrants referred to herein are exercised. There can be no assurance that any of the warrants will be exercised or that the Company will receive any proceeds on exercise thereof. The Company has agreed to pay all expenses related to the registration of the Shares. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

        The following table sets forth the name of each Selling Stockholder, the aggregate number of Shares of Common Stock beneficially owned by each Selling Stockholder as of March 5, 1998 (including Shares that are issuable on exercise of options, warrants or the conversion of the Series A Preferred Stock), and the aggregate number of shares of Common Stock registered hereby that each Selling Stockholder may offer and sell pursuant to this Prospectus. Because the Selling Stockholders may offer all of a portion of the Shares at any time and from time to time after the date hereof, no estimate can be made of the number of Shares that each Selling Stockholder may retain upon completion of the Offering. However, assuming all of the Shares offered hereunder are sold by the Selling Stockholders, then unless otherwise noted, after completion of the Offering, none of the Selling Stockholders will own more than one percent of the shares of Common Stock outstanding. Of the 4,148,343 Shares offered hereby, 2,193,343 Shares are issued and outstanding as of the date of this Prospectus, and an aggregate of 1,955,000 Shares have been reserved for issuance by the Company to certain of the Selling Stockholders upon the exercise of warrants. Based on information provided to the Company by the Selling Stockholders, no Selling Stockholder owns 1% or more except as indicated below. Beneficial ownership after the Offering will depend on the number of Shares sold by each Selling Stockholder. The table set forth below does not include such additional number of Shares which may be issuable upon exercise of warrants to prevent dilution resulting from stock splits, stock dividends or similar events, all of which Shares, to the extent permitted under Rule 416 of the Securities Act, are being offered by this Prospectus.



                                              SHARES                                                      SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE                       OFFERED FOR THE
                                          OWNED PRIOR TO                 OWNED                              SELLING
            SELLING                            THE                      PRIOR TO                         STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                   OFFERING                            ACCOUNT
         ------------                     --------------              -----------                        ---------------
Copperstate Metals, Inc.                         305,587 (1)                  *                                    1,970
Diana Crone                                       10,000 (2)                  *                                   10,000
Danny Corp.                                      394,835 (3)                 1.26%                               394,835
Empire Metals                                  2,573,050 (4)                 8.09%                               575,856
Xavier Hermosillo                                 65,000 (5)                  *                                   10,000
Gerard M. Jacobs                               1,688,051 (6)                 5.23%                                99,718
T. Benjamin Jennings                           1,687,849 (7)                 5.23%                                99,516
Marvin Adler Management
  Consultants, Inc.                                8,058 (8)                  *                                    8,058
Dale Moorehead                                    20,000 (9)                  *                                   10,000
Evelyn Moorehead                                  10,000 (10)                 *                                   10,000
Donald F. Moorehead                              916,143 (11)                2.90%                               170,406
George O. Moorehead                              438,996 (12)                1.39%                               270,461
Newell Phoenix, L.L.C.                           100,000 (13)                 *                                  100,000
Samstock, L.L.C.                               2,070,588 (14)                6.50%                             2,070,588
Norma Stachura                                    10,000 (15)                 *                                   10,000
Michael Suisman                                    5,000 (16)                 *                                    5,000
David M. Zack                                    301,862 (17)                 *                                  100,645
Gerald Zack                                      301,862 (18)                 *                                  100,645
Raymond Zack                                     385,196 (19)                1.23%                               100,645
                                          --------------                                                 ---------------
Total                                         11,292,077                                                       4,148,343


*less than 1%
                                       15

----------------------------

1. Consists of 305,587 shares issued in connection with the acquisition of EMCO.


2.  Consists of warrants to purchase 10,000 shares.


3. Consists of 394,835 shares issued in connection with the Company's acquisition of substantially all of the assets of Aerospace.


4. Consists of warrants to purchase 562,900 shares and 2,010,150 shares issued to Empire Metals in connection with the Company's acquisition of EMCO.


5. Consists of warrants to purchase 35,000 shares and options to purchase 30,000 shares.


6. Director and Chief Executive Officer of the Company. Consists of warrants to purchase 808,333 shares, options to purchase 200,000 shares, 510,000 shares purchased by Mr. Jacobs, 70,000 shares issued to Mr. Jacobs in a private offering and 99,718 shares issued upon conversion of Series A preferred stock.


7. Chairman of the Board and Chief Development Officer of the Company. Consists of warrants to purchase 808,333 shares, options to purchase 200,000 shares, 510,000 shares pruchased by Mr. Jennings, 70,000 shares issued to Mr. Jennings in a private offering, and 99,516 shares issued upon conversion of Series A preferred stock.


8. Consists of 8,058 shares issued in connection with the Company's acquisition of substantially all of the assets of Aerospace.


9. Consists of warrants to purchase 10,000 shares and options to purchase 10,000 shares.


10. Consists of warrants to purchase 10,000 shares.


11. Director and Vice Chairman of the Board of the Company. Consists of warrants to purchase 251,933 shares, 44,110 shares issuable upon conversion of Series A Preferred Stock, 300,000 shares purchased by Mr. Moorehead, 25,000 shares issued to Mr. Moorehead in a private offering, 280,100 shares issued to Mr. Moorehead in connection with the EMCO acquisition, and options to purchase 15,000 shares.


12. Consists of warrants to purchase 351,833 shares, 40,000 shares purchased by Mr. Moorehead, 25,000 shares issued to Mr. Moorehead in a private offering and 22,163 shares issued to Mr. Moorehead in connection with the EMCO acquisition.


13. Consists of 100,000 shares issued in connection with the acquisition of a 50% membership interest in Salt River.


14. Consists of 1,470,588 shares and warrants to purchase 600,000 shares issued in a private placement.


15. Consists of warrants to purchase 10,000 shares.


16. Consists of warrants to purchase 5,000 shares.


17. Consists of warrants to purchase 100,000 shares, 100,000 shares issued to Mr. Zack in connection with the Company's acquisition of EMCO, and 101,862 shares owned by Copperstate Metals, Inc.


18. Consists of warrants to purchase 100,000 shares, 100,000 shares issued to Mr. Zack in connection with the Company's acquisition of EMCO, and 101,862 shares owned by Copperstate Metals, Inc.


19. Consists of warrants to purchase 183,333 shares, 100,000 shares issued to Mr. Zack in connection with the EMCO acquisition, and 101,863 shares owned by Copperstate Metals, Inc.

         There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as follows:

         On April 11, 1996, the Company and Harold Rubenstein, a Director of the Company, entered into a five-year consulting agreement. Under this Agreement, Mr. Rubenstein provides the Company with consulting and management assistance with respect to operations, strategic planning and other aspects of the Company's business. Fees paid for these services amounted to $84,000 for the year ended March 31, 1997.

         The Company has issued a promissory note due April 11, 1999 bearing interest at 9% per year with a balance outstanding as of March 31, 1997 of $547,000, to H&S Broadway, an entity principally owned by Harold Rubenstein. The Company has also issued a promissory note due April 11, 1999 with a balance as of March 31, 1997 of $403,000 to Harold Rubenstein. During the fiscal year ended March 31, 1997, the Company paid $78,000 of interest to H&S Broadway and Harold Rubenstein. Mr. Rubenstein also is a 9.91% shareholder of Waste Manufacturing and Leasing, a company that leases equipment to EMCO and from which EMCO purchases manufactured containers.

         On December 19, 1997, the Company made a loan of $300,000 to Newell Phoenix, L.L.C. The loan bears interest at the prime rate and is due on or about May 1, 1998. The loan is secured by 18,000 shares of the Company's Common Stock. On January 30, 1998, the Company received a payment of $73,000 with respect to the Newell loan.

         From August 1995 through November 1997, Xavier Hermosillo, an officer of the Company, provided investor relations service for the Company through his firm, Xavier Hermosillo & Associates. Under an agreement with Mr. Hermosillo's firm, the Company paid up to $4,000 per month for the services. Beginning on December 1, 1997, Xavier Hermosillo became an employee of the Company. The Company has also agreed to issue to Mr. Hermosillo, as a finder's fee in connection with the Superior acquisition, and conditioned upon the closing of the Superior acquisition, warrants to purchase 20,000 shares of Common Stock at an exercise price of $15.00 per share.


         The Company has entered into various transactions with Ellis Metals, Inc. ("Ellis Metals") and Empire Metals ("Empire"), which are principally owned by Harold Rubenstein. On April 11, 1996, the Company entered into a five year exclusive supply agreement with Ellis Metals, which requires Ellis Metals to sell all of its inventory to EMCO or to EMCO's customers through a direct shipment arrangement. In the latter arrangement, EMCO receives a brokerage fee. In consideration for entering into this agreement, Ellis Metals receives a fee of $2,500 per month. During the 1997 fiscal year, the Company paid Ellis Metals $30,000 under the terms of this agreement. The Company also has advanced $300,000 to Ellis Metals under an unsecured note which bears interest at the rate of 9% per annum and matures on April 11, 2006. The Company purchases inventory from Empire, from time to time, at prices equivalent to market value. During the 1997 fiscal year, the Company purchased $3.9 million and $.3 million of inventory from Ellis Metals and Empire, respectively, and also had sales of $.3 million to Ellis Metals. As of March 31, 1997, the Company had accounts payable of $93,000 and $84,000 to Ellis Metals and Empire, respectively.

         The Company also leases certain land to Ellis Metals. During the 1997 fiscal year, the Company received $78,000 in rent payments from Ellis Metals. The Company has a five year option, beginning June 1, 1999, to purchase certain assets of Ellis Metals for $1.364 million, subject to certain adjustments.

         To facilitate a loan to the Company from a commercial bank, on January 7, 1997, Gerard M. Jacobs, T. Benjamin Jennings, Donald F. Moorehead, George O. Moorehead, Harold Rubenstein and Raymond F. Zack, each of whom is or was a Director at the time of issuance, provided personal guarantees to the bank.
In consideration of the guarantees, the Company issued warrants to these individuals (the "Guaranty Warrants") to purchase an aggregate of 500,000 shares of Common Stock at $4.00 per share (subject to certain restrictions). The Guaranty Warrants expire on or about January 7, 2002.



         On December 1, 1997, the Company and George O. Moorehead, formerly a Director and Executive Vice President of the Company, entered into two agreements, a Separation Agreement and a Stock Warrant Settlement Agreement, resolving all outstanding issues between the Company and Mr. Moorehead. Pursuant to the Separation Agreement, Mr. Moorehead resigned from his employment with the Company, and EMCO and resigned as a director of EMCO and delivered a Non-Compete, Non-Solicitation and Confidentiality Covenant and Agreement. In consideration for entering into the Separation Agreement, the Company (a) paid Mr. Moorehead $250,000 on December 1, 1997; (b) agreed to provide Mr. Moorehead certain insurance and other benefits during a five-year period beginning on December 1, 1997; (c) agreed to pay certain legal fees to Mr. Moorehead's counsel; and (d) agreed to permit Mr. Moorehead to exercise certain warrants to acquire Common Stock previously granted to him, on a "net cashless" basis, subject to the Company's right to refuse "net cashless" exercises under certain circumstances. Pursuant to the Stock Warrant Settlement Agreement, the Company issued to Mr. Moorehead fully-vested warrants to purchase 200,000 shares of Common Stock at $12.00 per share, exercisable for a period of five years, and agreed to pay Mr. Moorehead amounts totalling $665,000. To date, the Company has paid $207,500 to Mr. Moorehead under the Stock Warrant Settlement Agreement.

        On December 19, 1997 an Amended and Restated Stockholders' Agreement ("Stockholders Agreement") was entered into by and among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi, and Samstock L.L.C. The Stockholders Agreement is described in the Description of Capital Stock section of this Prospectus. Rod Dammeyer joined the Board of Directors of the Company in connection with the Samstock investment.

        On January 20, 1998 ("Closing Date") AMI Acquisition Company, a wholly owned subsidiary of the Company entered into a 10 year lease with Aerospace Metals, Inc. The lease provides for annual rent payments of approximately $150,000 in years 1 and 2 and $300,000 per year thereafter. The Company has
guaranteed the lease  obligation of AMI Acquisition Company.   The Company has
an option to purchase the real property for fair market value until the fifth anniversary of the Closing Date.

                             PLAN OF DISTRIBUTION

         The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares may be effected by one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

         The Selling Stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by the Selling Stockholders and any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of any such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, broker, dealer or other agent relating to the sale or distribution of the Shares.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

         The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Stockholders other than commissions, concessions and discounts of brokers, dealers or other agents. Each Selling Stockholder may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify certain Selling Stockholders and any such statutory "underwriter" and controlling persons of such "underwriter" against certain liabilities, including certain liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                         DESCRIPTION OF CAPITAL STOCK

         The Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes capital stock consisting of 80,000,000 shares of Common Stock, par value $.01 per share, and 4,000,000 shares of preferred stock without designation, par value $0.01 per share ("Preferred Stock"). There were 31,243,124 shares of Common Stock issued and outstanding as of March 5, 1998. Additionally, the Board of Directors has designated 36,000 shares of Preferred Stock as "Series A Preferred Stock," face amount of $1,000 per share, 21,077 shares of which are outstanding as of March 5, 1998, and 23,000 shares of Preferred Stock as "Series B Preferred Stock," face amount of $1,000 per share, 20,000 shares of which are outstanding as of March 5, 1998. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company.

         Common Stock. Each share of Common Stock is entitled to one vote. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Stockholders are entitled to receive dividends as declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company available upon liquidation.

         Preferred Stock. The Company's certificate of incorporation grants the Board of Directors the right to cause the Company to issue, from time to time, all or part of the preferred stock remaining undesignated in one or more series, and to fix the number of shares of preferred stock remaining undesignated and determine or alter for each series, the voting powers, full, limited, or none, and other designations, preferences, or relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof. On August 8, 1997, the Company designated 36,000 shares of preferred stock as "Series A Convertible Preferred Stock," par value $.01 per share (Stated Value of $1,000 per share). On November 20, 1997, the Company designated 23,000 shares of preferred Stock as "Series B Convertible Preferred Stock," par value $.01 per share (Stated Value of $1,000 per share).

         The Series A Preferred Stock has a "Liquidation Preference" equal to $1,000 per share plus any accrued and unpaid dividends. Upon the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock are entitled to receive payment of the Liquidation Preference on a pro rata basis based on the Liquidation Preference of the preferred stock held by each holder before any payment is made to holders of Common Stock or any stock of the Company junior to the Series A Preferred Stock.

         Dividends on the Series A Preferred Stock accrue at an annual rate of 6% of the Stated Value and are payable in cash or, at the Company's option, and upon satisfaction of certain conditions, in additional shares of Series A Preferred Stock. The holders of Series A Preferred Stock are able to convert the shares of Series A Preferred Stock into Common Stock at a price equal to the lower of: (i) $18.30 (to be adjusted to reflect stock splits, stock dividends or similar events); or (ii) 85% of the average closing bid price for the common stock for the five trading days prior to the conversion date.

         If the conversion of the Series A Preferred Stock would result in the holders receiving more than 2,500,000 shares of Common Stock, then the Company may redeem any shares of Series A Preferred Stock in excess of 2,500,000 shares at a redemption price equal to: (i) 117% of the Stated Value of the shares; plus
(ii) any accrued and unpaid dividends on such shares. Any shares of Series A Preferred Stock which have not been converted on or before August 8, 2000 (the "Maturity Date") will automatically be converted to shares of Common Stock at the Maturity Date. However, if, at the Maturity Date any of the "Mandatory Conversion Conditions" are not satisfied, then the Company will be required to pay the holders of Series A Preferred Stock cash in an amount equal to the Liquidation Preference for each share of Series A Preferred Stock owned by the holder. "Mandatory Conversion Conditions" include: (i) a registration statement covering the resale of all of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock is effective, or such resale may be made under Rule 144(k) under the Securities Act.


         The Series A Preferred Stock does not grant holders voting rights except that, so long as the Series A Preferred Stock is outstanding, without the prior approval of the holders of at least a majority of all shares of the Series A Preferred Stock outstanding at the time, the Company may not: (i) increase the number of shares of Series A Preferred Stock which the Company is authorized to issue; (ii) alter or change the rights, preferences or privileges of the Series A Preferred Stock or any other capital stock of the Company so as to adversely affect the Series A Preferred Stock; or (iii) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. Approval of holders of the Series A Preferred Stock as to actions described in (ii) and (iii) above will not be required if the average closing price for the Common Stock on the five trading days immediately preceding the effective date of such a change is equal to or exceeds $27.45 per share.

         The Series B Preferred Stock has a liquidation preference equal to $1,000 per share plus any accrued and unpaid dividends. Upon the liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Stock are entitled to receive payment of the liquidation preference on a pro rata basis based on the Liquidation Preference of the stock held by each holder before any payment is made to holders of Common Stock or any stock of the Company junior to the Series B Preferred Stock.

         Dividends on the Series B Preferred Stock accrue, whether or not declared by the Board of Directors, at an annual rate of 4.5% of the Stated Value of each outstanding share of Series B Preferred Stock. Dividends and are payable in cash or, at the Company's option, and upon satisfaction of certain conditions, in additional shares of Series B Preferred Stock.

         The holders of Series B Preferred Stock may convert shares of Series B Preferred Stock into Common Stock at a price equal to the lowest of: (i) 120% of the closing bid price for the Common Stock on the date of purchase of the Series B Preferred Stock (to be adjusted to reflect stock splits, stock dividends or similar events) (the "Fixed Conversion Price"); (ii) 92.5% of the average closing bid price for the Common Stock for the five trading days prior to the date of the conversion notice; or (iii) if applicable, the lowest traded price of the Common Stock during the time when the Common Stock is not listed on the Nasdaq National Market or listed on the New York Stock Exchange or other national securities exchange.

         If the conversion of the Series B Stock would result in the holders receiving more than 2,000,000 Shares of Common Stock, then the Company may redeem any shares of Series B Stock in excess of 2,000,000 shares at a redemption price equal to: (i) 117% of the Stated Value of the shares; plus
(ii) any accrued and unpaid dividends on such shares. Any shares of Series B Preferred Stock which have not been converted within three years from the date of purchase will automatically be converted to shares of Common Stock at the maturity date of the Series B Preferred Stock. However, if, at the maturity date, a registration statement covering the resale of all of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is not effective, and resale may not be made under Rule 144(k) under the Securities Act, then the Company will be required to pay to the holders of Series B Preferred Stock cash in an amount equal to the liquidation preference for the shares of Series B Preferred Stock owned by the holder.

         The Series B Preferred Stock does not grant holders voting rights except that, so long as shares of Series B Preferred Stock are outstanding, without the prior approval of the holders of at least a majority of all shares of the Series B Preferred Stock outstanding at the time, the Company may not:
(i) increase the number of shares of Series B Preferred Stock which the Company is authorized to issue; (ii) alter or change the rights, preferences or privileges of the Series B Preferred Stock or any other capital stock of the Company so as to adversely affect the Series B Preferred Stock; or (iii) create any new class or series of capital stock having a preference over the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. Approval of holders of the Series B Preferred Stock as to actions described in (ii) and (iii) above will not be required if the average closing price for the Common Stock on the five trading days immediately preceding the effective date of such a change is equal to or exceeds 150% of the Fixed Conversion Price.

         Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation was amended on April 9, 1996 to change the Company's corporate name to Metal Management, Inc. The directors of the Company are elected each year at the annual meeting of the stockholders for terms of one year and until their successors are elected and qualified; existing directors may nominate and elect qualified persons to fill vacancies on the Board of Directors.

         Stockholders' Agreement. Albert A. Cozzi, Frank J. Cozzi and Gregory P. Cozzi (collectively, the "Cozzi Stockholders"), Samstock, L.L.C. ("Samstock") and Messrs. Jacobs and Jennings (collectively, the "MTLM Stockholders") and the Company entered into a stockholders agreement dated as of December 19, 1997 and having a term of ten years, unless renewed or extended (the "Stockholders Agreement"). Under the Stockholders Agreement, the Cozzi Stockholders, Samstock and the MTLM Stockholders have agreed that each group will act in a manner to cause the nomination of the directors slated for election at each annual meeting of the Company, five of whom shall be selected by the Cozzi
Stockholders and five of whom shall be selected by the MTLM Stockholders (provided that each group has agreed to nominate one individual, independent and unaffiliated from each group or the Company, as part of its slate) and one of whom shall be selected by Samstock. The Stockholders Agreement further requires each group to vote for the other group's nominees for election to the Board and to vote for proposals, if and when presented by the Company, to amend the Company's organizational documents to require the approval of at least two-thirds of the Board of Directors to, among other things: (i) amend the Company's certificate of incorporation or bylaws; (ii) liquidate or merge the Company; (iii) sell substantially all of the Company's assets; (iv) elect or remove officers; (v) adopt an annual budget; (vi) borrow funds, sell assets or make capital expenditures exceeding $5 million; (vii) issue or register the Company's securities; or (viii) declare or pay any dividends or distributions.

         Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is LaSalle National Bank of Chicago.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Shefsky & Froelich Ltd., Chicago, Illinois. Certain attorneys employed by Shefsky & Froelich Ltd. beneficially own, or have the right to acquire through exercise of warrants or options granted to such individuals, an aggregate of approximately 133,000 shares of the Company's Common Stock as of the date hereof. Certain members of the firm have also received compensation in the form of warrants for non-legal services partly in connection with certain financings completed by the Company.


                                     EXPERTS

         The consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity of the Company and its subsidiaries at March 31, 1997 and October 31, 1995, and the results of their operations and their cash flows for the year ended March 31, 1997, the five months ended March 31, 1996 and for each of the two years in the period ended October 31, 1995, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K (as amended) for the fiscal year ended March 31, 1997, and the Company's Proxy Statement dated November 20, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated balance sheets of Cozzi Iron & Metal, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, incorporated in this Prospectus by reference from the Company's Proxy Statement, dated November 20, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The balance sheets of The Isaac Corporation and Ferrex Trading Corporation at December 31, 1996 and 1995 and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996, incorporated in this Prospectus by reference to the Company's current report on Form 8-K dated June 23, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

         The consolidated balance sheets as of June 1, 1996 and May 31, 1997, and the consolidated statements of income, retained earnings, and cash flows for each of the three years ended June 3, 1995, June 1, 1996 and May 31, 1997, included in this prospectus, have been so included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company incorporates by reference herein the following documents filed pursuant to the Exchange Act under the Company's Exchange Act File No. 0-14836: (i) the Company's Annual Report on Form 10-K (as amended) for the fiscal year ended March 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the periods ended June 30, 1997, September 30, 1997 and December 31, 1997; (iii) the Company's Amended Quarterly Report on Form 10-QA for the period ended September 30, 1997; (iv) the Company's Current Report on Form 8-K dated May 1, 1997 (relating to the Reserve acquisition and including historical and proforma financial statements of Reserve); (v) the Company's Current Report on Form 8-K dated June 23, 1997 (relating to the Isaac acquisition and including historical and pro forma financial statements of Isaac); (vi) the Company's Current Report on Form 8-K dated August 28, 1997 (relating to the Proler acquisition); (vii) the Company's Current Report on Form 8-K dated October 24, 1997 (relating to the reclassification of amounts received from the sale of the Series A Preferred Stock); (viii) the Company's Proxy Statement dated November 20, 1997; (ix) the Company's Current Report on Form 8-K dated December 1, 1997 (relating to the acquisition of Cozzi Iron & Metal, Inc.); (x) the Company's Current Report on Form 8-K dated December 18, 1997 (relating to the private equity placement to Samstock); (xi) the Company's Current Report on Form 8-K dated January 8, 1998 (relating to the acquisition of Houston Compressed Steel Corp.); and (xii) the Company's Current Report on Form 8-K dated January 20, 1998 (relating to the acquisition of substantially all of the assets of Aerospace Metals, Inc.).


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

         The Company hereby undertakes to provide without charge to each person including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of the person, a copy of any or all of the foregoing documents or information referred to above that has been incorporated herein by reference in this Prospectus (other than exhibits to documents, unless these exhibits are specifically incorporated by reference into the documents). Requests for these documents should be made to Mr. Robert C. Larry at the Company's principal executive offices located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610; telephone number (312) 645-0700.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The following unaudited pro forma combined condensed financial statements give effect to the Company's acquisition of substantially all of the assets of Aerospace Metals, Inc., Aerospace Parts Security, Inc. and The Suisman Titanium Corporation (collectively "Aerospace") using the purchase method of accounting. An unaudited pro forma combined condensed balance sheet is provided as of December 31, 1997, giving effect to the acquisition of Aerospace and to other significant transactions as if these transactions occurred on December 31, 1997. An unaudited pro forma combined condensed statement of operations is provided for the nine months ended December 31, 1997, giving effect to the acquisition of Aerospace and other significant transactions as if these transactions had occurred on April 1, 1997. An unaudited pro forma combined condensed statement of operations for the year ended March 31, 1997 was presented in the Company's Current Report on Form 8-K dated January 20, 1998.



     The following unaudited pro forma combined condensed statement of operations does not reflect the operating results from discontinued operations. As previously disclosed, the discontinued operations include i) the Spectra*Star printer and consumables business, which was sold during the first quarter of fiscal 1997 and ii) the VideoShow and related product lines business, which was discontinued during the fourth quarter of fiscal 1995 and sold during the third quarter of fiscal 1997.



     The accompanying unaudited pro forma combined condensed financial statements have been derived from the Company's unaudited consolidated condensed balance sheet as of December 31, 1997 and the unaudited consolidated condensed statement of operations for the nine months ended December 31, 1997 (incorporated by reference to pages 1-2 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1997), and the unaudited balance sheet as of December 26, 1997 and the unaudited statement of operations for the nine months ended December 26, 1997 for Aerospace.


     The excess of the acquisition costs over the fair value, as estimated by the Company, of the net assets to be acquired has been allocated to goodwill. The Company considers all intangible assets in the allocation of purchase price. Such allocation of the purchase price may change upon the final determination of the fair value of assets acquired (including other intangibles) and liabilities assumed.

     The unaudited pro forma combined condensed financial information does not purport to represent what the Company's combined results of operations would have been had the acquisition occurred on the dates indicated or for any future period or date.

     The unaudited pro forma combined condensed financial information should be read in conjunction with: 1) the annual financial statements and notes thereto for the Company which appear in the Company's Form 10-K for the year ended March 31, 1997, filed with the Commission on June 20, 1997; (2) the Company's Proxy Statement dated November 20, 1997, and (3) the historical audited financial statements and notes thereto and unaudited interim financial statements and notes thereto for Aerospace which appear elsewhere in this Form S-3.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                (in thousands)

                                             MTLM     AEROSPACE    PRO FORMA       PRO FORMA
                                           12/31/97   12/26/97  ADJUSTMENTS (1)    COMBINED
                                           --------   --------  ---------------    --------
ASSETS
Current assets:
     Cash and cash equivalents               $30,134     $5,762    $(14,411) 2.     $8,123
                                                                     (5,762) 5.
                                                                    (20,900) 11.
                                                                     13,300  13.

     Accounts receivable, net                 85,900      5,620          90  5.     91,610
     Inventories                              43,350      8,332       3,226  7.     54,908
     Other current assets                      6,352        961        (251) 5.      7,062
                                            --------   --------    --------       --------
           Total current assets              165,736     20,675     (24,708)       161,703

Property and equipment, net                   94,532      4,144       1,926  8.     98,876
                                                                     (1,726) 9.

Goodwill and other intangibles               166,619        224       2,763  6.    169,382
                                                                       (224) 5.

Other assets                                  10,027        147        (147) 5.     10,027
                                            --------   --------    --------       --------
               TOTAL ASSETS                 $436,914    $25,190    ($22,116)      $439,988
                                            ========   ========    ========       ========
LIABILITIES AND EQUITY
Current liabilities:
     Operating lines of credit                $7,610         $0          $0         $7,610
     Accounts payable                         53,823      4,887          74  4.     58,784
     Other accrued liabilities                14,272        334         109  5.     14,618
                                                                        (97) 12.
     Current portion of debt                  29,748        444        (444) 5.     20,606
                                                                    (20,900) 11.
                                                                     (1,542) 12.
                                                                     13,300  13.
                                            --------   --------    --------       --------
        Total current liabilities            105,453      5,665      (9,500)       101,618

Long term debt, less current                  96,272      1,806      (1,806) 5.     96,272

Deferred taxes                                11,534        513        (513) 5.     11,534

Other liabilities                                836        220        (220) 5.        836
                                            --------   --------    --------       --------
            TOTAL LIABILITIES                214,095      8,204     (12,039)       210,260
                                            --------   --------    --------       --------
Stockholders equity:
     Convertible preferred stock - Series A   24,217          0                     24,217
     Convertible preferred stock - Series B   19,063          0                     19,063

     Common stock, warrants and              202,098        527       5,270  3.    209,007
       additional paid in capital                                      (527) 10.
                                                                      1,639  12.

     Retained earnings (accumulated deficit) (22,559)    16,459     (16,459) 10.   (22,559)

                                            --------   --------    --------       --------
        Total stockholders equity            222,819     16,986     (10,077)       229,728
                                            --------   --------    --------       --------
          TOTAL LIABILITIES AND
       STOCKHOLDERS EQUITY                  $436,914    $25,190    ($22,116)      $439,988
                                            ========   ========    ========       ========

      See notes to unaudited pro forma combined condensed balance sheet

        NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

Items 1 - 10 represent pro forma adjustments to the Company's balance sheet as of December 31, 1997 giving effect to the acquisition of Aerospace using the purchase method of accounting.

1.   The purchase consideration is comprised of the following ($ in 000's):

                                                    AEROSPACE
                                                    ---------
     Shares of MTLM restricted common stock issued    402,893

     Cash payment                                   $  14,411
     Value of restricted common stock issued            5,270
     Cash payment for transaction costs                   210
                                                    ---------

     Total estimated consideration                  $  19,891
                                                    =========

     The estimated consideration will be allocated for pro forma purposes as follows (in 000's):

                                                    AEROSPACE
                                                    ---------
     Current assets                                 $  17,978
     Noncurrent assets                                  4,344
     Current liabilities                               (5,330)
     Long term debt/other liabilities                       0
     Goodwill                                           2,899
                                                    ---------

                                                    $  19,891
                                                    =========

     The above allocation of the estimated consideration is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed. Goodwill is being amortized over 40 years.

2. Reflects the cash consideration paid to the former shareholder of Aerospace in partial consideration for substantially all of the assets of Aerospace.

3. Reflects the issuance of 402,893 shares of restricted common stock issued to the sole shareholder of Aerospace in partial consideration for substantially all of the assets of Aerospace. The Company has agreed to register the restricted shares issued within 120 days of closing, therefore, the common stock was valued based on the closing stock price of $13.625 on January 20, 1998, discounted by 4% for trading restrictions.

4. Reflects estimated transaction costs remaining to be incurred for Aerospace (in 000's):

            Estimated transaction costs $    210
     Incurred through December 31, 1997      136
                                        --------
             Remaining costs to be paid $     74
                                        ========

     The remaining costs to be incurred is presented as an increase in accounts payable.

5. Reflects the elimination of assets and liabilities which were not purchased or assumed from Aerospace.

6. Reflects the goodwill, net of transaction costs already capitalized, related to the acquisition of Aerospace.

7. Reflects the adjustment of LIFO inventory to a FIFO basis to conform to MTLM's accounting policy for inventory valuation.

8.   Reflects the write-up of fixed assets to fair market value (in 000's):

                      Fair market value $  4,344
                            Book  value    2,418
                                        --------
               Write-up of fixed assets $  1,926
                                        ========

9. Reflects the elimination of real property of Aerospace which was not purchased by the Company.

10.  Reflects the elimination of the equity accounts of Aerospace.

Items 11-13 represent pro forma adjustments to the Company's consolidated balance sheet for significant equity and financing transactions completed by the Company subsequent to December 31, 1997 assuming these transactions occurred on December 31, 1997.

11.  On January 7, 1998, the Company repaid a $8.1 million short-term loan
     issued to the former shareholders of Proler Southwest, Inc.   On February
     13, 1998, the Company repaid $12.8 million of short-term loans issued to the former shareholders of Isaac. Presented as a $20.9 million decrease to cash and current portion of debt.

12. On January 14, 1998, the former shareholders of Reserve converted a $1,541,660 note payable and accrued interest of $97,124 into 182,087 shares of common stock. Presented as a $1,541,660 reduction in current portion of debt, a $97,124 reduction in accrued expenses and a $1,638,784 increase in equity.

13. On February 12, 1998, the Company drew $13.3 million from two lines of credit at an interest rate of prime rate plus 50 basis points. Presented as a $13.3 million increase in cash and current portion of debt.

       UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      (in thousands, except share data)

                                  THE COMPANY   RESERVE      ISAAC         PROLER         COZZI       AEROSPACE
                                  NINE MONTHS  ONE MONTH  TWELVE WEEKS  FIVE MONTHS    EIGHT MONTHS  NINE MONTHS
                                    ENDED        ENDED       ENDED         ENDED          ENDED         ENDED
                                   12/31/97     4/30/97     6/23/97       8/31/97       11/30/97      12/26/97
                                   --------     -------     -------       -------       --------      --------
Net sales                           $283,353    $9,304       $44,133       $13,477       $173,813      $41,109

Cost of sales                        255,579     8,448        42,611        11,123        162,111       35,966

                                    --------   -------      --------      --------       --------     --------
Gross profit                          27,774       856         1,522         2,354         11,702        5,143

Expenses:
    General and administrative        14,610       489         3,394         1,872          5,824        2,861

    Depreciation and amortization      6,712       186           360           144          1,914          444






    (Income) loss from joint-ventures   (195)      (23)                                       738
    Non-recurring expenses            25,456
                                    --------   -------      --------      --------       --------     --------
Operating income (loss) from         (18,809)      204        (2,232)          338          3,226        1,838
          continuing operations

Interest expense                      (6,166)     (226)         (755)          (34)        (2,832)        (132)




Other income, net                        562        (1)          123           133            476          172
                                    --------   -------      --------      --------       --------     --------
Income (loss) from continuing        (24,413)      (23)       (2,864)          437            870        1,878
    operations before income taxes
Provision (benefit) for income tax    (3,165)        0             0           140            514          780
                                    --------   -------      --------      --------       --------     --------
 Net income (loss) from              (21,248)      (23)       (2,864)          297            356        1,098
        continuing operations

 Accretion of preferred stock             57
         to redemption value
 Preferred stock dividends               895
  Non-cash dividend                    5,592
                                    --------   -------      --------      --------       --------     --------
Net income (loss) from continuing  $ (27,792) $    (23)    $  (2,864)    $     297      $     356    $   1,098
    operations applicable to        ========   =======      ========      ========       ========     ========
    common stock

Net income (loss) from continuing     ($1.73)   n/a           n/a           n/a             n/a          n/a
       operations per common share

Weighted average shares           16,032,000    n/a           n/a           n/a             n/a          n/a
    outstanding



     See notes to unaudited pro forma combined statement of operations.

                  PRO FORMA
   PRO FORMA       COMBINED
  ADJUSTMENTS      12/31/97
  -----------      --------
         $0         $565,189

        318  1.      516,359
        203  2.
   --------         --------
       (521)          48,830


     (1,133) 3.       27,917

      1,870  4.       11,221
     (2,425) 4.
        264  5.
        (53) 6.
      1,752  7.
         53  8.

                         520
                      25,456
   --------         --------
       (849)         (16,284)


      1,308  9.       (9,931)
       (426) 10.
       (761) 11.
         93  12.

                       1,465
   --------         --------
       (635)         (24,750)

       (730) 13.      (2,461)
   --------         --------
         95          (22,289)


                          57

        904  14.       7,391

   --------         --------
$      (809)     $   (29,737)
   ========         ========


                      ($0.99)


 12,420,429  15.  30,115,455
    261,957  16.
  1,401,069  17.


    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

The following reflects pro forma adjustments to the Company's statement of operations giving effect to the Company's acquisitions of Reserve, Isaac, Proler, Cozzi and Aerospace ("Acquired Companies") as if these acquisitions had occurred on April 1, 1997.

1. Reflects the adjustment of LIFO cost of goods sold for Cozzi and Aerospace to conform to the Company's accounting policy for inventory valuation. Adjustment for Cozzi is through the December 1, 1997 closing date for the Cozzi acquisition (in 000's):


                                         Cozzi  $    (20)
                                     Aerospace       338
                                                --------
                                         Total  $    318
                                                ========

2. The Company did not purchase the real estate where the operations of Aerospace are conducted. The Company entered into a 10 year lease agreement requiring annual lease payments of $150,000 for the first two years of the lease. The annual lease payments will increase to $300,000 for the remaining term. The pro forma adjustment reflects the straight-line lease expense for the period.

3. Reflects the reduction in compensation expense for the former shareholders of the Acquired Companies who have signed new employment
     agreements with the Company.   The pro forma adjustment is reflected for
     the period up to the effective date for each respective acquisition (in 000's):

                                         Isaac  $    173
                                        Proler       271
                                         Cozzi        25
                                     Aerospace       664
                                                --------
                                         Total  $  1,133
                                                ========


4. Reserve, Isaac and Cozzi recorded depreciation expense based on accelerated depreciation methods. The Company calculates depreciation expense using the straight line method. Reflects the reversal of depreciation expense recognized based on the accelerated method and the recognition of depreciation expense based on the straight-line method. Depreciation expense is calculated based on the fair market value of the fixed assets acquired using an average useful life of 30 years for buildings and improvements, 7 to 19 years for operating machinery and equipment and 5 years for office equipment. The pro forma adjustment is reflected for the period up to the effective date for each respective acquisition (in 000's):


     REVERSAL OF ACCELERATED DEPRECIATION EXPENSE:       STRAIGHT-LINE DEPRECIATION EXPENSE:
     ---------------------------------------------       -----------------------------------
      Reserve  $   177                                      Reserve  $    129
        Cozzi    1,888                                        Cozzi     1,298
        Isaac      360                                        Isaac       443
               -------                                               --------
        Total  $ 2,425                                        Total  $  1,870
               =======                                               ========

5. Proler and Aerospace used the straight line method for recording depreciation expense. Reflects additional depreciation expense on the write-up of the fixed assets to fair market value. Incremental depreciation expense was computed assuming an average useful life of 30 years for buildings and improvements and 7 years for machinery and equipment. Also, the Company did not purchase the real estate where Aerospace's operations are located. Therefore, historical depreciation expense on the real estate is eliminated. Pro forma adjustment is reflected for the period up to the effective date for each respective acquisition (in 000's).

              INCREMENTAL DEPRECIATION EXPENSE
              --------------------------------
                  Aerospace $   206
      Aerospace real estate     (98)
                     Proler     156
                                ---
                      Total $   264
                            =======

6. Reflects the elimination of existing goodwill amortization for Reserve and Cozzi. Pro forma adjustment is reflected for the period up to the effective date of each respective acquisition.


                   Reserve  $     9
                     Cozzi       44
                                 --
                     Total  $    53
                            =======

7. Reflects goodwill amortization associated with MTLM's acquisition of each respective company. Pro forma adjustments are reflected for the period up to the effective date of each respective acquisition (in 000's):


                         Reserve $         15
                           Isaac          280
                          Proler          292
                           Cozzi        1,111
                       Aerospace           54
                                 ------------
                           Total $      1,752
                                 ============

8. Reflects amortization expense on the $1.8 million non-compete intangible asset created from the acquisition of Isaac. The non-compete intangible asset is being amortized over 8 years which represents the term of the non-compete agreement. Pro forma adjustment represents estimated amortization for periods prior to the effective date of the Isaac acquisition.

9. Reflects the reversal of interest expense recognized on notes payable which have been repaid or converted into common stock by the Company. These notes were issued as purchase consideration to the selling shareholders of the Acquired Companies (in 000's):

                         MacLeod $        119
                          HouTex           48
                         Reserve           94
                           Isaac          799
                          Proler          248
                                 ------------
                           Total $      1,308
                                 ============

10. Reflects interest expense on outstanding notes payable issued in connection with the following acquisitions (in 000's):

                         MacLeod $         43
                           Isaac          313
                          Proler           70
                                 ------------
                           Total $        426
                                 ============

11. The Company completed the following debt transactions with commercial banks:
     (a) In May 1997, the Company obtained a $4.5 million revolving and term loan at the prime rate of interest.
     (b)  In August 1997, the Company repaid a $6.5 million term loan.
     (c) In February 1998, the Company drew down $13.3 million from two lines of credit at the prime rate of interest + 50 basis points. Pro forma adjustment represents recognition of interest expense for the period up to the date of loans and reversal of interest expense recognized on the repaid loan (in 000's):

               $4.5 million loan $         64
               $6.5 million loan         (201)
              $13.3 million loan          898
                                 ------------
                           Total $        761
                                 ============

12. Pro forma adjustment reflects elimination of interest expense recognized by Aerospace on a preferred stock redemption and shareholder loan which were not assumed liabilities.

13. Adjustment to income tax provision to reflect income taxes on Reserve, Isaac and deductible pro forma adjustments. Income taxes were calculated at a statutory rate of 40%.

14. On August 8, 1997, MTLM issued 21,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (stated value of $1,000 per share) to two institutional investors for an aggregate purchase price of $21.0 million. MTLM received net proceeds of $19.95 million. Between August 21, 1997 and September 8, 1997, the Company issued 4,000 additional shares of Series A Convertible Preferred Stock to 6 individuals for an aggregate purchase price of $4.0 million. On December 1, 1997, the Company issued 20,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (stated value of $1,000 per share) to two institutional investors for an aggregate purchase price of $20.0 million. The Company received net proceeds of $19.1 million. Dividends accrue at 6% and 4.5%, respectively, on the Series A and Series B Convertible Preferred Stock. Pro forma adjustment represents dividends periods prior to the issuance date of the Series A and Series B Preferred Stock:

                        Series A $        305
                        Series B          599
                                 ------------
                           Total $        904
                                 ============

15. Reflects the pro forma adjustment to weighted shares outstanding to reflect the incremental shares issued with each respective acquisition and the conversion of debt to stock as if the transactions had occurred on April 1, 1997:

                                    Isaac     586,390
                                   Proler     941,818
                                    Cozzi  10,203,624
                                Aerospace     402,893
     Debt Conversion and warrant exercise     285,704
                                           ----------
                                           12,420,429
                                           ==========

16. In April and May 1997, the Company completed a private offering of 2,025,000 shares of common stock at $7.25 per share. Adjustment represents the incremental shares for the nine months ended December 31, 1997.

17. On December 18, 1997, the Company completed a private offering of 1,470,588 shares of common stock to Samstock, L.L.C. The Company received proceeds of approximately $25.0 million. Adjustment represents the incremental shares for the nine months ended December 31, 1997.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                                    INDEX
                                   _______




                                                                           Page
                                                                           ----
Report of Independent Accountants                                           34

Consolidated Financial Statements:

  Consolidated Balance Sheets as of June 1, 1996, May 31, 1997 and
    (unaudited) December 26, 1997                                           35

  Consolidated Statements of Income and Retained Earnings
    for the years ended June 3, 1995, June 1, 1996, May 31, 1997 and
  (unaudited) seven months ended December 28, 1996 and December 26, 1997    36

  Consolidated Statements of Cash Flows for the years ended
    June 3, 1995, June 1, 1996, May 31, 1997 and (unaudited)
    seven months ended December 28, 1996 and December 26, 1997              37

  Notes to Consolidated Financial Statements                               38-48


                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholder of Aerospace Metals, Inc.:


We have audited the accompanying consolidated balance sheets of Aerospace Metals, Inc. and Subsidiaries (the "Company") as of June 1, 1996 and May 31, 1997, and the related consolidated statements of income and retained earnings and cash flows for each of the three years ended June 3, 1995, June 1, 1996 and May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aerospace Metals, Inc. and Subsidiaries as of June 1, 1996 and May 31, 1997, and the consolidated results of their operations and cash flows for the three years ended June 3, 1995, June 1, 1996 and May 31, 1997 in conformity with generally accepted accounting principles.


Coopers & Lybrand LLP

Hartford, Connecticut
August 12, 1997 except as to the information presented in Note 7, for which the date is March 9, 1998

                   AEROSPACE METALS, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                      June 1, 1996 and May 31, 1997 and
                        (unaudited) December 26, 1997

                            (Dollars in Thousands)
                                   _______






                                    ASSETS

                                                                   (Unaudited)
                                             June 1,     May 31,   December 26,
                                              1996        1997        1997
                                              ----        ----        ----
Current assets:
  Cash and cash equivalents                 $  3,936    $  2,095    $  5,762
  Accounts receivable, less allowance
    for doubtful accounts of $159 in
    1996 and $138 in 1997 and $152
    in December 1997                          10,581      10,257       5,620
  Inventories                                  5,127       7,323       8,332
  Prepaid expenses and other current assets    1,075         986         751
  Deferred income taxes, net                     253         210         210
                                            --------    --------    --------
    Total current assets                      20,972      20,871      20,675
                                            --------    --------    --------
Property, plant and equipment, at cost        16,312      17,040      17,739
  Less - accumulated depreciation            (12,686)    (13,257)    (13,595)
                                            --------    --------    --------
                                               3,626       3,783       4,144
                                            --------    --------    --------
Other assets:
  Investments                                      6           8           8
  Cash surrender value of life insurance
    (net of policy loans of $93 in 1996
    and 1997 and December 1997)                  111         134         139
  Intangible asset - pension plans               258         224         224
                                            --------    --------    --------
                                                 375         366         371
                                            --------    --------    --------

       Total assets                         $ 24,973    $ 25,020    $ 25,190
                                            ========    ========    ========


                     LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                   (Unaudited)
                                             June 1,     May 31,   December 26,
                                              1996        1997        1997
                                              ----        ----        ----
Current liabilities:
  Current portion of long-term debt         $    208    $    247    $    444
  Accounts payable                             4,267       4,101       4,887
  Accrued expenses                               826         503         432
  Accrued and withheld taxes                     196         402         184
  Accrued pension liability                      326         137           -
  Income taxes payable (refundable)              773         276        (282)
  Dividends payable                              107           -           -
                                            --------    --------    --------
       Total current liabilities               6,703       5,666       5,665

Pension liability                                 60         137         220
Long-term debt, less current portion             712       1,928       1,806
Deferred income taxes, net                       535         513         513
                                            --------    --------    --------
       Total liabilities                       8,010       8,244       8,204
                                            --------    --------    --------

Commitments and Contingencies (Note 7)
Stockholder's equity:
  6% preferred stock (1% cumulative) - $100
    par value; authorized 19,365 shares;
    issued and outstanding -0- in 1997 and
    17,800 shares in 1996                      1,780           -           -
  Common stock - $25 par value; authorized
    32,000 shares; issued and outstanding
    14,288 shares                                357         357         357
  Retained earnings                           14,982      16,298      16,459
  Paid-in capital                                  -         298         298
  Pension liability adjustment                  (156)       (177)       (128)
                                            --------    --------    --------
    Total stockholder's equity                16,963      16,776      16,986
                                            --------    --------    --------
       Total liabilities and stockholder's
         equity                             $ 24,973    $ 25,020    $ 25,190
                                            ========    ========    ========



                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

     for the years ended June 3, 1995, June 1, 1996 and May 31, 1997 and (unaudited) seven months ended December 28, 1996 and December 26, 1997

                            (Dollars in Thousands)

                                   _______


                                           1995     1996     1997    (Unaudited)   (Unaudited)
                                          -------  -------  -------  Seven Months  Seven Months
                                                                        Ended         Ended
                                                                     December 28,  December 26,
                                                                         1996          1997
                                                                     ------------  ------------
Net sales                                 $42,264  $54,177  $50,400    $24,894       $28,804

Cost of goods sold                         35,209   44,964   44,756     23,115        26,799
                                          -------  -------  -------    -------       -------

              Gross profit                  7,055    9,213    5,644      1,779         2,005

General and administrative expenses         3,497    3,647    3,452      1,625         1,795
                                          -------  -------  -------    -------       -------

              Income from operations        3,558    5,566    2,192        154           210

Other income, net                             290      174      204        142           168
Interest expense                             (110)     (81)    (148)       (52)         (103)
                                          -------  -------  -------    -------       -------

              Income  before provision
                 for income taxes           3,738    5,659    2,248        244           275

Provision for income taxes                  1,349    2,370      932        101           114
                                          -------  -------  -------    -------       -------

              Net income                    2,389    3,289    1,316        143           161

Retained earnings, beginning of period      9,518   11,800   14,982     14,982        16,298

Preferred stock dividends ($6 per share)     (107)    (107)       -          -             -
                                          -------  -------  -------    -------       -------

Retained earnings, end of period          $11,800  $14,982  $16,298    $15,125       $16,459
                                          =======  =======  =======    =======       =======




                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

     for the years ended June 3, 1995, June 1, 1996 and May 31, 1997 and (unaudited) seven months ended December 28, 1996 and December 26, 1997

                            (Dollars in Thousands)

                                   _______



                                                                       1995     1996    1997    (Unaudited)   (Unaudited)
                                                                      -------  ------  -------  Seven Months  Seven Months
                                                                                                   Ended         Ended
                                                                                                December 28,  December 26,
                                                                                                    1996          1997
                                                                                                ------------  ------------
Cash flows from operating activities:
   Net income                                                         $ 2,389  $ 3,289  $ 1,316    $   143      $   161
                                                                      -------  -------  -------    -------      -------
   Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
          Depreciation                                                    663      537      571        328          339
          Loss on disposition of property, plant and equipment              6       42        -          -            -
          Deferred income taxes                                           314      125       21          -            -
          Change in assets and liabilities:
              Decrease (increase) in accounts receivable, net          (4,968)    (554)     324      3,029        4,637
              (Increase) decrease in inventories                          575      399   (2,196)    (2,679)      (1,009)
              Decrease (increase) in prepaid expenses and other
               current assets                                             (30)    (414)      89        270          235
              (Increase) in cash value of life insurance                  (33)      (9)     (23)        (6)          (5)
              (Decrease) increase in accounts payable and
                accrued expenses                                          663      362     (283)      (280)         497
              (Decrease) increase in accrued pension costs                 16     (778)     (99)       188           (6)
              (Decrease) increase in income taxes payable                 578       55     (497)    (1,305)        (558)
                                                                      -------  -------  -------    -------      -------
                 Total adjustments                                     (2,216)    (235)  (2,093)      (455)       4,130
                                                                      -------  -------  -------    -------      -------
                 Net cash provided by (used in) operating activities      173    3,054     (777)      (312)       4,291
                                                                      -------  -------  -------    -------      -------

Cash flows from investing activities:
   Capital expenditures                                                  (346)    (509)    (728)      (486)        (699)
   Proceeds from disposition of property, plant and equipment               -       22        -          -            -
   (Increase) in investments                                                -        -       (2)         -            -
                                                                      -------  -------  -------    -------      -------
                 Net cash provided by (used in) investing activitie      (346)    (487)    (730)      (486)        (699)
                                                                      -------  -------  -------    -------      -------
Cash flows from financing activities:
   Loan from officer                                                        -        -      300        300          293
   Repayment of loan from officer                                         (46)       -     (261)       (26)         (96)
   Repayment of long-term debt                                           (139)    (191)    (208)      (122)        (122)
   Purchase of preferred stock                                              -        -      (58)       (58)           -
   Preferred stock dividends                                              (18)    (107)    (107)      (107)           -
                                                                      -------  -------  -------    -------      -------
                 Net cash provided by (used in) financing activities     (203)    (298)    (334)       (13)          75
                                                                      -------  -------  -------    -------      -------

Net increase (decrease) in cash and cash equivalents                     (376)   2,269   (1,841)      (811)       3,667

Cash and cash equivalents at beginning of period                        2,043    1,667    3,936      3,936        2,095
                                                                      -------  -------  -------    -------      -------

Cash and cash equivalents at end of period                            $ 1,667  $ 3,936  $ 2,095    $ 3,125      $ 5,762
                                                                      =======  =======  =======    =======      =======

Supplemental disclosure of cash flow information:
   Cash paid for:
       Interest                                                       $   119  $   76   $   135    $    41      $    32
       Income taxes                                                       457   2,189     1,408      1,406          672


Non-cash investing and financing activities:

   For the years ended June 1, 1996 and May 31, 1997, the Company recorded minimum pension liability adjustments of $414 and $401, respectively
     (see Note 3).
   During fiscal year 1997, the Company redeemed its outstanding 6% preferred stock of $1,780 for $1,482, resulting in a paid-in capital contribution of $298 (see Note 4). The transaction was funded with a cash payment of $58 and a note in the amount of $1,424.

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                   _______

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Nature of Operations

    Aerospace Metals, Inc. (the "Company") is an international company with special capabilities in recycling aerospace and high technology metals and alloys. Through its Suisman and Blumenthal Division, the Company is a technical and marketing leader in the recycling of aerospace and high technology metals, especially nickel and cobalt alloys. Suisman Titanium (a wholly-owned subsidiary) is the world leader in recycling of titanium for the aerospace industry. The Company is the sole manufacturer of ST-20001, a titanium scrap turning product.

    Fiscal Year

    The Company prepares its financial statements on the basis of a 52-53 week fiscal year with the year ending on the Saturday nearest May 31.

    Principles of Consolidation

    The consolidated financial statements include the accounts of Aerospace Metals, Inc. (the "Company") and those of its division, Suisman & Blumenthal, and its wholly-owned subsidiaries, Danny Corp. (formerly Aerodyne Alloys, Inc.), and Suisman Titanium Corp. Significant intercompany accounts and transactions have been eliminated in consolidation.

    Cash Equivalents

    Short-term investments with original maturities when purchased of three months or less are considered to be cash equivalents.

    Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for the Suisman & Blumenthal Division's inventories and the first-in, first-out (FIFO) method for the inventories of the Company's wholly-owned subsidiaries.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
 and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

    Inventories, Continued

    Inventories consist of the following:


                                                                    (Unaudited)
                                              June 1,     May 31,   December 26,
                                               1996        1997          1997
                                               ----        ----          ----
                                                       ($ in Thousands)

      Processed                              $ 6,569     $ 8,336       $ 9,760
      Partially processed and unprocessed      2,122       2,213         1,798
                                             -------     -------       -------
                 Gross inventories at FIFO     8,691      10,549        11,558

      Less:  LIFO reserve                     (3,564)     (3,226)       (3,226)
                                             -------     -------       -------

      Net inventories                        $ 5,127     $ 7,323       $ 8,332
                                             =======     =======       =======


    Periodically, the Company enters into foreign currency exchange contracts in order to hedge any currency risks associated with certain purchases of foreign source aerospace scrap. Any gains or losses on such contracts are recognized in the period in which the contract is settled.

    Property, Plant and Equipment

    Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation of the related assets is charged against income over their estimated useful lives by using the straight-line and declining-balance methods. Estimated useful lives range from 3 to 40 years.

    Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                   _______



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

    Income Taxes

    The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, deferred tax assets are subject to a valuation allowance to reduce them to net realizable value.

    Pension Plans

    The Company has two noncontributory defined benefit pension plans covering substantially all of its employees. Pension expense is actuarially determined in accordance with Statement of Financial Accounting Standards No. 87 (see Note 3). Additionally, the Company offers a 401(k) savings plan for eligible salaried employees.

    Investments

    Investments are carried at the lower of cost or market.

    Concentrations of Credit Risk

    The Company invests its excess cash in deposits and short-term investments, which have maturities of less than ninety days and, therefore, bear minimal risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company's sales are concentrated in the aerospace industry, principally to domestic customers.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______



2.   PROPERTY, PLANT AND EQUIPMENT:

     A summary of property, plant and equipment is as follows:

                                                                    (Unaudited)
                                                June 1,    May 31,  December 26,
                                                  1996      1997       1997
                                                         ($in Thousands)
       Land                                     $    269  $    269    $    269
       Plant and improvements                      4,626     4,654       4,654
       Roads and surfacing                           466       526         526
       Machinery and equipment                     8,255     8,715       9,000
       Trucks, cranes and containers               2,266     2,290       2,329
       Furniture, fixtures and office equipment      418       433         439
       Construction in process                        12       153         522
                                                --------  --------    --------
                                                  16,312    17,040      17,739
       Less - accumulated depreciation           (12,686)  (13,257)    (13,595)
                                                --------  --------    --------
                                                $  3,626  $  3,783    $  4,144
                                                ========  ========    ========



3.  EMPLOYEE BENEFIT PLANS:

    The Company has two defined benefit pension plans (salaried and hourly) covering substantially all of its employees. The benefits for the salaried plan are based on years of service and the employee's compensation during the later years of employment. Benefits for the hourly plan are based on arrangements set forth in collective bargaining agreements. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company's policy is to fund an amount within the deductible range as allowed by Internal Revenue Service regulations.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______



3.  EMPLOYEE BENEFIT PLANS, CONTINUED:

    The following table sets forth a reconciliation of each of the plan's funded status to the amounts recognized in the Company's consolidated balance sheets as of June 1, 1996, May 31, 1997 and December 26, 1997, respectively:

                                                                          June 1, 1996
                                                                          ------------
                                                                        ($ in Thousands)
                                                                   Salaried   Hourly     Total
                                                                   --------   ------     -----
       Actuarial present value of benefit obligations:
         Vested benefits                                           $ 2,874   $ 1,561   $ 4,435
         Nonvested benefits                                             24        44        68
                                                                   -------   -------   -------

       Accumulated benefit obligations                               2,898     1,605     4,503

       Projected effect of future compensation increases               328        15       343
                                                                   -------   -------   -------

       Projected benefit obligations for service rendered to date    3,226     1,620     4,846

       Less - plan assets at fair value, primarily
         insurance company separate accounts,
         immediate participation guarantee contracts and
         mutual funds                                               (2,915)   (1,549)   (4,464)
                                                                  --------  -------   -------

       Projected benefit obligations in excess of plan assets          311        71       382

       Unrecognized prior service cost                                 (39)     (143)     (182)

       Unrecognized net gain (loss) from past experience
         different from that assumed and effects of changes
         in assumptions                                                292      (171)      121

       Unrecognized net obligation at June  1, 1987 being
         recognized over 15 years                                     (234)     (115)     (349)

       Additional minimum liability                                      -       414       414
                                                                   -------   -------   -------

       Accrued pension liability included in the
         Company's consolidated balance sheets                     $   330   $    56   $   386
                                                                   =======   =======   =======


                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______



3.  EMPLOYEE BENEFIT PLANS, CONTINUED:

                                                                         May 31, 1997
                                                                         ------------
                                                                        ($ in Thousands)
                                                                   Salaried   Hourly     Total
                                                                   --------   ------     -----
       Actuarial present value of benefit obligations:
         Vested benefits                                           $ 2,756   $ 1,631   $ 4,387
         Nonvested benefits                                             36        50        86
                                                                   -------   -------   -------

       Accumulated benefit obligations                               2,792     1,681     4,473

       Projected effect of future compensation increases               625         -       625
                                                                   -------   -------   -------

       Projected benefit obligations for service rendered to date    3,417     1,681     5,098

       Less - plan assets at fair value, primarily
         insurance company separate accounts,
         immediate participation guarantee contracts and
         mutual funds                                               (3,105)   (1,663)   (4,768)
                                                                   -------   -------   -------

       Projected benefit obligations in excess of plan assets          312        18       330

       Unrecognized prior service cost                                 (37)     (127)     (164)

       Unrecognized net gain (loss) from past experience
         different from that assumed and effects of changes
         in assumptions                                                187      (177)       10

       Unrecognized net obligation at June  1, 1987 being
         recognized over 15 years                                     (206)      (97)     (303)

       Additional minimum liability                                      -       401       401
                                                                   -------   -------   -------

       Accrued pension liability included in the
         Company's consolidated balance sheets                     $   256   $    18   $   274
                                                                   =======   =======   =======

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______


3.  EMPLOYEE BENEFIT PLANS, CONTINUED:


                                                                          (Unaudited)
                                                                       December 26, 1997
                                                                       -----------------
                                                                       ($ in Thousands)
                                                                   Salaried   Hourly     Total
                                                                   --------   ------     -----
       Actuarial present value of benefit obligations:
         Vested benefits                                           $ 2,914   $ 1,688   $ 4,602
         Nonvested benefits                                             36        53        89
                                                                   -------   -------   -------

       Accumulated benefit obligations                               2,950     1,741     4,691

       Projected effect of future compensation increases               625         -       625
                                                                   -------   -------   -------

       Projected benefit obligations for service
         rendered to date                                            3,575     1,741     5,316

       Less - plan assets at fair value, primarily
         insurance company separate accounts,
         immediate participation guarantee contracts and
         mutual funds                                               (3,337)   (1,781)   (5,118)
                                                                   -------   -------   -------

       Projected benefit obligations in excess of (less than)
         plan assets                                                   238       (40)      198

       Unrecognized prior service cost                                 (36)     (118)     (154)

       Unrecognized net gain (loss) from past experience
         different from that assumed and effects of changes
         in assumptions                                                248      (150)       98

       Unrecognized net obligation at June  1, 1987 being
         recognized over 15 years                                     (190)      (87)     (277)

       Additional minimum liability                                      -       355       355
                                                                   -------   -------   -------

       Accrued pension liability included in the
       Company's consolidated balance sheets                       $   260   $   (40)  $   220
                                                                   =======   =======   =======

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______




3.  EMPLOYEE BENEFIT PLANS, CONTINUED:

    Net pension cost included the following components:



                                                                                            (Unaudited)
                                          June 3,        June 1,        May 31,     December 28,    December 26,
                                           1995           1996           1997          1996            1997
                                           ----           ----           ----          ----            ----
                                                                ($in Thousands)
       Service cost - benefits
         earned during the period          $159           $123           $158          $  92           $  97
       Interest cost on projected
         benefit obligation                 369            374            406            237             240
       Actual return on plan assets        (184)          (428)          (484)          (234)           (246)
       Net amortization and deferral        (32)           178            147             38              38
                                           ----           ----           ----          -----           -----
                                           $312           $247           $227          $ 133           $ 129
                                           ====           ====           ====          =====           =====


    The weighted-average discount rate, rate of increase in future compensation levels and the expected long-term rate of return on assets used in determining the actuarial present value of the projected benefit obligation for fiscal years 1995, 1996 and 1997 were 8.25%, 4.5% and 9.0%, respectively.

    In accordance with provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), the Company has accrued an additional minimum liability of $414,000 and $401,000 as of June 1, 1996 and May 31, 1997, respectively. Under the provisions of SFAS 87, a corresponding amount is recognized as either an intangible asset, a reduction of equity or a combination of both. Accordingly, the Company recorded intangible assets of $258,000 and $224,000 as of June 1, 1996 and May 31, 1997, respectively. In addition, the Company recorded equity reductions of $156,000 and $177,000 as of June 1, 1996 and May 31, 1997, respectively.

    The Company offers a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows eligible salaried employees to defer up to 10% of their income on a pretax basis through contributions to the plan. For every dollar an employee contributes (up to 6% of an individual's income on a pretax basis), the Company will match 50%. For the years ended June 3, 1995, June 1, 1996 and May 31, 1997, the expense for matching contributions was $48,000, $55,000 and $64,000, respectively.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                   _______

4.  LONG-TERM DEBT:

    Long-term debt comprised the following at:

                                                                            (Unaudited)
                                                    June 1,     May 31,     December 26,
                                                     1996        1997          1997
                                                     ----        ----          ----
                                                              ($in Thousands)
      Officer promissory note, due on demand  (a)   $    -      $   39       $  236
      Term loan (b)                                    920         712          590
      7-1/2% promissory note, due 2006 (c)               -       1,424        1,424
                                                    ------      ------       ------
                                                       920       2,175        2,250
      Less - current portion                          (208)       (247)        (444)
                                                    ------      ------       ------
                                                    $  712      $1,928       $1,806
                                                    ======      ======       ======


      (a) This promissory note, which is payable to the Chairman of the Company, was entered into during fiscal year 1997, in the amount of $300,000 and is payable upon demand and accrues interest at the base rate minus 1/2%.

      (b) The Company has a credit facility with Fleet Bank consisting of a term loan facility of $2,500,000 and a revolving working capital line of credit of $10,000,000. At June 1, 1996 and May 31, 1997, borrowings of $920,000 and $712,000, respectively, were outstanding under the term loan facility, which expires on October 1, 2000. These borrowings bear interest at a fixed rate of 6.98%. Under the terms of this facility, the Company covenants that, among other things, it will maintain certain levels of tangible net worth. An additional $1,250,000 is available to the Company under the term loan facility for a seven-year term, at a fixed rate of interest to be determined at the time of the related closing. The revolving $10,000,000 working capital line of credit expires on December 1, 1998 and bears interest at the bank's base rate with an option to convert to a LIBOR rate. Borrowings under this facility are limited by a collateral formula based on levels of accounts receivable and inventories. At June 1, 1996 and May 31, 1997, there were no borrowings outstanding under this line of credit, however, the Company did maintain standby letters of credit in conjunction with its workers' compensation insurance plan, in the amount of approximately $165,000 and $100,000, respectively. Both the term loan and the working capital line of credit are collateralized by accounts receivable, inventories and certain personal property.

      (c) On December 15, 1996, the Company redeemed all the outstanding shares of its 6% preferred stock in exchange for an initial $58,000 payment and a $1,424,000 promissory note (the "Note"). The Note, issued to a related party, bears interest at a fixed rate of 7-1/2% and matures in 2006. The Note is uncollateralized and subordinate to the prior payment in full of any institutional indebtedness. Interest, in the amount of approximately $49,000, had been paid as of May 31, 1997.

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______



4.  LONG-TERM DEBT, CONTINUED:

    Maturities of long-term debt at June 1, 1997 for the succeeding five fiscal years and thereafter are as follows:


                                           ($in Thousands)
                          1998                 $  247
                          1999                    208
                          2000                    208
                          2001                     88
                          2002                      -
                          Thereafter            1,424
                                               ------
                                               $2,175
                                               ======

5.  INCOME TAXES:

    The provision for income taxes comprised the following:

                                                                                                      (Unaudited)
                                      June 3             June 1,              May 31,         December 28,     December 26,
                                       1995              1996                 1997               1996             1997
                                       ----              ----                 ----               ----             ----
                                                                      ($in Thousands)
        Currently payable:
          Federal                     $  867            $1,597                $  666            $  75            $  85
          State                          168               648                   246               26               29
                                      ------            ------                ------            -----            -----
                                       1,035             2,245                   912              101              114
                                      ------            ------                ------            -----            -----
        Deferred:
          Federal                        278                94                    15                -                -
          State                           36                31                     5                -                -
                                      ------            ------                ------            -----            -----
                                         314               125                    20                -                -
                                      ------            ------                ------            -----            -----
                                      $1,349            $2,370                $  932            $ 101            $ 114
                                      ======            ======                ======            =====            =====


    Deferred taxes comprised the following:


                                                                 (Unaudited)
                                      June 1,          May 31,   December 26,
                                       1996             1997         1997
                                       ----             ----         ----
                                                  ($in Thousands)
        Deferred tax assets           $ 354            $ 272         $ 272

        Deferred tax liabilities       (636)            (575)         (575)
                                      -----            -----         -----
                                      $(282)           $(303)        $(303)
                                      =====            =====         =====

                   AEROSPACE METALS, INC. AND SUBSIDIARIES
           years ended June 3, 1995, June 1, 1996 and May 31, 1997
  and (unaudited) seven months ended December 28, 1996 and December 26, 1997
                                    _______


5.  INCOME TAXES, CONTINUED:

    The principal temporary differences that give rise to deferred tax assets and liabilities are related to inventory capitalization adjustments, miscellaneous reserves, and the use of accelerated methods of depreciation.

    The difference between the actual tax provision and the amounts obtained by applying the statutory U.S. Federal income rate of 34% to income before taxes is primarily attributable to state income taxes.


6.  CONTINGENT LIABILITY:

    The Company has been named, together with other parties, in certain claims by the U.S. Environmental Protection Agency (the "EPA"), as a potentially responsible party ("PRP"), with respect to alleged liability under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), relating to cleanup costs at certain sites not owned or operated by the Company.

    The Company's counsel has indicated that it was not possible at this time to provide an opinion as to the potential liability, if any, with respect to any of the aforementioned CERCLA claims. In the opinion of management, ultimate resolution of these claims will not have a material impact on the financial position of the Company.


7.  SUBSEQUENT EVENT:

    On January 20, 1998, Metal Management, Inc. ("MTLM") purchased certain of the Company's assets and assumed certain of its liabilities. In connection with this transaction, approximately $2 million of the purchase price is being held in escrow to cover the anticipated costs of remediating the Company's property, in accordance with a remediation workplan approved by MTLM. Currently, a subsidiary of MTLM is leasing the property under a ten year lease with an option to purchase the property after four years. Management believes that the escrowed funds will be sufficient to cover the remediation costs contemplated by the remediation workplan.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.





                                TABLE OF CONTENTS

                                                                    P A G E
                                                                    -------
Available Information.....................................................3
The Company...............................................................3
Risk Factors..............................................................6
Use of Proceeds..........................................................14
Selling Stockholders.....................................................15
Plan of Distribution.....................................................18
Description of Capital Stock.............................................19
Legal Matters............................................................22
Experts..................................................................22
Incorporation of Certain Documents
  by Reference...........................................................23













                             METAL MANAGEMENT, INC.





                               -------------------
                                   PROSPECTUS
                               -------------------


                                   4,148,343

                                   SHARES OF
                                 COMMON STOCK
                               ($.01 Par Value)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Registrant in connection with the filing of this Registration Statement. All of such expenses, other than the filing fee for the Commission, are estimates.

Securities and Exchange Commission Filing Fee....................................................  $ 15,489
Printing and Engraving Expenses..................................................................  $ 10,000*
Legal Fees and Expenses..........................................................................  $ 10,000*
Accounting Fees and Expenses.....................................................................  $ 20,000*
Blue Sky Fees and Expenses.......................................................................  $      0
                                                                                                   --------
         Total    ...............................................................................  $ 55,489
                                                                                                   ========


* estimated for purposes of this filing

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, the Company has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) because such person is or was a director or officer of the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest and
(ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.

         With respect to an action or suit by or in the right of the Company to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that the Company shall have the power to indemnify anyone who was, is, or is threatened to be made a party to a threatened, pending, or completed action or suit brought by or in the right of the Company to procure a judgment in its favor because such person is or was a director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interests, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

         Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of the Company.

         Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not the Company itself would have the power to indemnify any such director or officer against such liability. The Company has purchased this type of insurance, has paid and intends to continue paying the premiums thereon.

         The Company's Amended Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

         The Amended Certificate of Incorporation also contains a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law, (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Company understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws. The Company is not aware of any material threatened or ongoing litigation or proceeding that may result in a claim for such indemnification.


ITEM 16.          EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:

NUMBER            EXHIBIT DESCRIPTION
------            -------------------

  3.1             Amended Certificate of Incorporation of Metal Management, Inc.
                  (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q dated December 31, 1996 and Exhibit 3.1 to the Registrant's current report on Form 8-K dated December 15,
                  1997).

  3.2 Amended and restated Bylaws as amended through May 24, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the year ended March 31, 1997).

  4.1 Amended and Restated Stockholders' Agreement, dated December 19, 1997, by an among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi, Samstock, L.L.C. and the Company, (incorporated by reference to Exhibit
                  10.2 of the Registrant's report on Form 8-K dated December 18, 1997)

  4.2 Shelf Registration Rights Agreement, dated December 19, 1997, by and between the Registrant and Samstock, L.L.C. (incorporated by reference to Exhibit 4.2 of the Registrant's report on Form 8-K dated December 18, 1997).

  4.3 Amended and Restated Registration Rights Agreement, dated December 19, 1997, by and among the Company and T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi and Samstock, L.L.C. (incorporated by reference to Exhibit 4.3 of the Registrant's report on Form 8-K dated December 18, 1997).

  4.4 Registration Rights Agreement, dated January 20, 1998 by and between Metal Management, Inc. and Aerospace Metals, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's report on Form 8-K, dated January 20, 1998).

  4.5* Registration Rights Agreement, dated January 30, 1998, by and between Metal Management, Inc. and Newell Phoenix, L.L.C.

  5.1* Opinion of Shefsky & Froelich Ltd. as to the validity of the Shares.

  23.1* Consent of Shefsky & Froelich Ltd. (included in Exhibit 5.1 above).

  23.2*           Consent of Price Waterhouse LLP.

  23.3*           Consent of Deloitte & Touche LLP.

  23.4*           Consent of Ernst & Young LLP.


  23.5*           Consent of Coopers & Lybrand L.L.P.


  27.1**          Financial Data Schedule

*  Filed herewith.

** Not provided herewith as this Registration statement does not include financial statements that have not been previously included in a filing with the Commission.

ITEM 17.          UNDERTAKINGS

         (1)      The undersigned Registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                           Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

                  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 9, 1998.

                       METAL MANAGEMENT, INC.

                       By:  /s/ Gerard M. Jacobs
                            ----------------------------------------------------
                            Gerard M. Jacobs
                            Director, Chief Executive Officer and Member of Executive Committee


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment thereto has been signed by the following persons in the capacities indicated on March 9, 1998.

/s/ T. Benjamin Jennings            Director, Chairman of the Board, Member of
---------------------------------   Executive Committee and Chief Development
T. Benjamin Jennings                Officer


/s/ Gerard M. Jacobs                Director, Member of Executive Committee and
---------------------------------   Chief Executive Officer
Gerard M. Jacobs


/s/ Donald F. Moorehead             Director and Vice Chairman of the Board
---------------------------------
Donald F. Moorehead


/s/ Albert A. Cozzi                 Director, President, Chief Operating
---------------------------------   Officer and Member of Executive Committee.
Albert A. Cozzi


/s/ Frank J. Cozzi                  Director and Vice President
---------------------------------
Frank J. Cozzi


/s/ Gregory P. Cozzi                Director
---------------------------------
Gregory P. Cozzi


/s/ George A. Isaac, III            Director, Member of Executive Committee and
---------------------------------   Executive Vice President
George A. Isaac, III

/s/ William T. Proler               Director
---------------------------------
William T. Proler

/s/ Harold Rubenstein               Director
---------------------------------
Harold Rubenstein


/s/ Christopher G. Knowles          Director
---------------------------------
Christopher G. Knowles


/s/ Rod F. Dammeyer                 Director
---------------------------------
Rod F. Dammeyer


/s/ Robert C. Larry                 Vice President, Finance, Treasurer and Chief
---------------------------------   Financial Officer
Robert C. Larry

                                  EXHIBIT INDEX

NUMBER            EXHIBIT DESCRIPTION
------            -------------------

  3.1             Amended Certificate of Incorporation of Metal Management, Inc.
                  (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q dated December 31, 1996 and Exhibit 3.1 to the Registrant's current report on Form 8-K dated December 15,
                  1997).

  3.2 Amended and restated Bylaws as amended through May 24, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the year ended March 31, 1997).

  4.1 Amended and Restated Stockholders' Agreement, dated December 19, 1997, by an among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi, Samstock, L.L.C. and the Company, (incorporated by reference to Exhibit
                  10.2 of the Registrant's report on Form 8-K dated December 18, 1997)

  4.2 Shelf Registration Rights Agreement, dated December 19, 1997, by and between the Registrant and Samstock, L.L.C. (incorporated by reference to Exhibit 4.2 of the Registrant's report on Form 8-K dated December 18, 1997).

  4.3 Amended and Restated Registration Rights Agreement, dated December 19, 1997, by and among the Company and T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi and Samstock, L.L.C. (incorporated by reference to Exhibit 4.3 of the Registrant's report on Form 8-K dated December 18, 1997).

  4.4 Registration Rights Agreement, dated January 20, 1998 by and between Metal Management, Inc. and Aerospace Metals, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's report on Form 8-K, dated January 20, 1998).

  4.5* Registration Rights Agreement, dated January 30, 1998, by and between Metal Management, Inc. and Newell Phoenix, L.L.C.

  5.1* Opinion of Shefsky & Froelich Ltd. as to the validity of the Shares.

  23.1* Consent of Shefsky & Froelich Ltd. (included in Exhibit 5.1 above).

  23.2*           Consent of Price Waterhouse LLP.

  23.3*           Consent of Deloitte & Touche LLP.

  23.4*           Consent of Ernst & Young LLP.


  23.5*           Consent of Coopers & Lybrand L.L.P.


  27.1**          Financial Data Schedule

*  Filed herewith.

** Not provided herewith as this Registration Statement does not include financial statements that have not been previously included in a filing with the Commission.